As filed with the Securities and Exchange Commission on July 14, 2006
Registration No. 333 - 134225

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Retail Ventures, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ohio	20-0090238
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3241 Westerville Road
Columbus, Ohio 43224
(614) 471-4722
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

James A. McGrady
Executive Vice President, Chief Financial Officer and Treasurer
Retail Ventures, Inc.
3241 Westerville Road
Columbus, Ohio 43224
(614) 471-4722
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Robert M. Chilstrom Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Tel.: (212) 725-3000	Steven J. Slutzky Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 Tel: (212) 909-6000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting offers to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 14, 2006.
PROSPECTUS
$125,000,000 PIESSM
(Premium Income Exchangeable SecuritiesSM)
% Mandatorily Exchangeable Notes Due                         , 2011
(Subject to exchange into Class A common shares of DSW Inc.)

This is an offering by us of $125,000,000 aggregate principal amount of     % Mandatorily Exchangeable Notes Due                  , 2011, or PIES. The PIES are also referred to as Premium Income Exchangeable Securities.
The PIES will bear a coupon at an annual rate of     % of the principal amount, payable quarterly in arrears on                  ,                  ,                  , and                  of each year, commencing on                  , 2006 and ending on                  , 2011.
The PIES do not guarantee any return of principal. On the maturity date (unless the exchange has been accelerated as described in this prospectus), we will exchange your PIES into a number of Class A common shares of DSW Inc., or DSW (or the cash value thereof, as described below), equal to the “exchange ratio.” The exchange ratio will depend upon the price of DSW Class A common shares during the 20 consecutive trading day period ending on the third trading day immediately preceding the maturity date. The exchange ratio will be calculated, with respect to each $50 principal amount of PIES being exchanged on the maturity date, as follows (subject to adjustment as described in this prospectus):

•	if the average of the volume weighted average prices of DSW Class A common shares over the 20 consecutive trading day period ending on the third trading day prior to the maturity date equals or exceeds $ , the exchange ratio will be shares;

•	if the average of the volume weighted average prices of DSW Class A common shares over the same period is less than $ but is greater than $ , the exchange ratio will be between and shares; and

•	if the average of the volume weighted average prices of DSW Class A common shares over the same period is less than or equal to $ the exchange ratio will be shares.
As a result, on the maturity date (unless the exchange has been accelerated as described in this prospectus), you will receive a total of between                  and                  DSW Class A common shares for each $50 principal amount of PIES you own, subject to adjustment as described in this prospectus. We may elect, however, upon 25 business days’ prior notice, to pay you on the maturity date the cash value of all or a portion of the DSW Class A common shares, in lieu of delivering the DSW Class A common shares.
We will initially pledge a number of Class B common shares of DSW (which are exchangeable by us for DSW Class A common shares) equal to the maximum number of DSW Class A common shares deliverable by us upon exchange of the PIES to secure our obligation under the PIES.
Investing in the PIES is not equivalent to investing in DSW Class A common shares. You will not have the right to exchange your PIES for DSW Class A common shares prior to the maturity date (unless the exchange has been accelerated as described in this prospectus).
The PIES are obligations of Retail Ventures, Inc. DSW will have no obligation of any kind with respect to the PIES.
We have attached to this prospectus the prospectus of DSW relating to DSW Class A common shares that you will receive upon exchange of the PIES, unless we elect to pay you the cash value of all or a portion of the DSW Class A common shares. The DSW prospectus does not constitute a part of this prospectus, nor is it incorporated into this prospectus by reference.
The DSW Class A common shares are listed on the New York Stock Exchange, or the NYSE, under the symbol “DSW.” The last reported sale price of DSW Class A common shares on the NYSE on July 13, 2006 was $33.35 per share. We intend to apply to list the PIES on the NYSE under the symbol “RVH.”
Investing in the PIES involves risks. See “Risk Factors” beginning on page 8.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these PIES or determined that this prospectus or the accompanying DSW prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per $50
Principal Amount
	of PIES	Total

Public offering price(1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	Plus accrued coupon, if any, from , 2006, if settlement occurs after that date.
     We have granted the underwriter a 30-day option to purchase up to an additional $18,750,000 aggregate principal amount of PIES from us on the same terms and conditions as set forth in this prospectus if the underwriter sells more than $125,000,000 aggregate principal amount of PIES in connection with this offering.
     Lehman Brothers expects to deliver the PIES in book-entry form on or about                  , 2006.

Lehman Brothers
                , 2006

“PIES” and “Premium Income Exchangeable Securities” are service marks owned by Lehman Brothers Inc.

     You should rely only on the information provided in this prospectus, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer to sell the PIES in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference herein is accurate only as of the date of the applicable document.
      Because the PIES will generally be settled in DSW Class A common shares (unless we elect to pay the cash value thereof), we have included in this prospectus certain limited information about DSW, and we have attached to this prospectus the DSW prospectus, that more fully describes DSW and DSW Class A common shares that you may receive upon maturity of the PIES. The DSW prospectus does not constitute a part of this prospectus, nor is it incorporated into this prospectus by reference.

PROSPECTUS

PROSPECTUS SUMMARY

This summary highlights the material information regarding this offering contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our PIES. Before investing in our PIES, you should read this entire prospectus carefully, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections.

As used in this prospectus Retail Ventures, Inc., or Retail Ventures, and its wholly-owned subsidiaries, including but not limited to, Value City Department Stores LLC, or Value City, and Filene’s Basement, Inc., or Filene’s Basement, and DSW Inc., or DSW, a controlled subsidiary, and DSW’s wholly-owned subsidiary, DSW Shoe Warehouse, Inc., or DSWSW, are herein referred to collectively as “we,” “us,” “our,” or the “Company,” unless otherwise indicated.

Retail Ventures is a holding company operating retail stores in three segments: Value City, Filene’s Basement and DSW. Value City is a full-line, value-price retailer carrying men’s, women’s and children’s apparel, accessories, jewelry, shoes, home fashions, electronics and seasonal items. Located in the Midwest, mid-Atlantic and Southeastern United States and operating for over 80 years, Value City’s strategy has been to provide exceptional value by offering a broad selection of brand name merchandise at prices substantially below conventional retail prices. As of April 29, 2006, there were 113 Value City stores in operation. Filene’s Basement stores are located primarily in major metropolitan areas in the Northeast and Midwest. Filene’s Basement’s mission is to provide the best selection of stylish, high-end designer and famous brand name merchandise at surprisingly affordable prices in men’s and women’s apparel, jewelry, shoes, accessories and home goods. As of April 29, 2006, there were 26 Filene’s Basement stores in operation. DSW is a leading U.S. specialty branded footwear retailer operating 204 shoe stores in 33 states as of April 29, 2006. DSW offers a wide selection of brand name and designer dress, casual and athletic footwear for women and men. DSW’s typical customers are brand-, quality- and style-conscious shoppers who have a passion for footwear and accessories.

We own or license many trademarks and service marks. This prospectus contains trademarks, trade dress and trade names of other companies. Use or display of other parties’ trademarks, trade dress or trade names is not intended to, and does not, imply a relationship with the trademark, trade dress or trade name owner.

In this prospectus, our fiscal years ended February 2, 2002, February 1, 2003, January 31, 2004, January 29, 2005 and January 28, 2006 are referred to as fiscal 2001, 2002, 2003, 2004 and 2005, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Saturday closest to January 31 in each year. All years referred to in this prospectus consisted of 52 weeks. Our fiscal year 2006 consists of 53 weeks.

THE OFFERING

Issuer	Retail Ventures, Inc., an Ohio corporation.

Securities Offered	$125,000,000 aggregate principal amount of % Mandatorily Exchangeable Notes Due , 2011, which we refer to as PIES, exchangeable into a number of Class A common shares of DSW Inc., an Ohio corporation, which we refer to as DSW Class A common shares, equal to the exchange ratio (or the cash value thereof) ($143,750,000 aggregate principal amount of PIES if the underwriter exercises its option in full to purchase additional PIES).

Ranking	The PIES will constitute our direct, senior obligations, ranking equally in right of payment with our existing and future senior debt. The PIES will be effectively junior to our other existing and future secured debt to the extent of the value of the assets securing that debt, and effectively subordinate to the debt and other liabilities, including trade payables and preferred stock, if any, of our subsidiaries.

A substantial part of our operations is conducted through our subsidiaries. Certain of our subsidiaries, including Value City and Filene’s Basement, but not DSW or DSWSW, are borrowers and/or guarantors under our loan agreements, including:

• the $275 million loan and security agreement, as amended, entered into with National City Business Credit Inc., as administrative agent, and the other parties named therein, originally entered into in June 2002, or the Value City Revolving Loan;

• the $240 million intercompany note, made payable by Retail Ventures to Value City, or the Intercompany Note; and/or

• the $50.0 million non-convertible loan among Cerberus Partners, L.P., as agent and lender, and Schottenstein Stores Corporation, or SSC, as lender, and the other parties named as guarantors therein, or the Non- Convertible Loan.

The obligations under the Value City Revolving Loan and the Non-Convertible Loan are secured by a lien on substantially all the personal property of Retail Ventures and its wholly-owned subsidiaries, except that the assets of DSW and DSWSW do not secure either of these credit facilities, and the common shares of DSW owned by Retail Ventures currently secure the Non-Convertible Loan but not the Value City Revolving Loan. The obligations under these credit facilities are also secured by leasehold interests on certain of the leasehold properties of Value City and Filene’s Basement. Our Intercompany Note is currently secured by the capital stock of DSW and Filene’s Basement held by Retail Ventures. We expect to repay $49.5 million of the outstanding principal amount of the Non-Convertible Loan, together with fees and expenses relating thereto, with the proceeds of this offering.

Upon completion of this offering, the lien on the common shares of DSW securing the Non-Convertible Loan, as well as the Intercompany Note will be released and the approximately $49.7 million remaining balance of the Intercompany Note will be repaid. However, we will pledge sufficient DSW common shares to the collateral agent for the PIES to enable us to satisfy our obligations to deliver DSW Class A common shares upon exchange of the PIES, and sufficient DSW common shares will continue to be subject to liens and/or contractual obligations to enable us to satisfy our obligations to the warrantholders to deliver DSW Class A common shares upon exercise of the warrants.

In addition, claims of unsecured creditors of our subsidiaries, including trade creditors, and claims of preferred shareholders, if any, of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Retail Ventures, including holders of the PIES. The PIES, therefore, are effectively subordinated to creditors, including trade creditors, and preferred shareholders, if any, of our subsidiaries.

As of April 29, 2006, we had consolidated debt of $182.0 million, comprised of: $103.5 million under the Value City Revolving Loan; $50.0 million under the Non-Convertible Loan; and $28.5 million in capital lease obligations of Value City. The Value City Revolving Loan and the Non-Convertible Loan are secured credit facilities. There were no outstanding borrowings under the $150.0 million DSW Revolving Loan, among DSW and DSWSW, as borrowers, and National City Business Credit, Inc., as administrative agent and collateral agent, or the DSW Revolving Loan, which is also a secured credit facility. The DSW Revolving Loan is secured by substantially all the assets of DSW and DSWSW, including a pledge by DSW of the stock of DSWSW.

As of the same date, we had $79.1 million and $141.0 million of additional capacity under the Value City Revolving Loan and the DSW Revolving Loan, respectively. There were $18.6 million and $9.0 million in letters of credit issued and outstanding under these loan facilities, respectively.

Coupon Payments	The PIES will bear a coupon at an annual rate of % of the principal amount thereof (equivalent to $ per year per $50 principal amount). Coupon payments on the PIES will accrue from , 2006 and will be payable quarterly in arrears on each of , , and , commencing on , 2006 and ending on , 2011.

Exchange Date	The PIES will be exchanged on , 2011, which we refer to as the maturity date, unless exchanged earlier following a cash merger of DSW or an acceleration following an event of default. See “Description of the PIES — Early Exchange upon Cash Merger” and “— Events of Default; Waiver.” We refer to the date of exchange of the PIES, whether on the maturity date or an earlier date pursuant to a cash merger or an acceleration following an event of default, as the exchange date.

Exchange	On the exchange date, we will deliver to you, with respect to each $50 principal amount of PIES that you hold, a number of DSW Class A common shares equal to the exchange ratio. In lieu of delivering DSW Class A common shares on the maturity date, however, we may elect, upon 25 business days’ prior notice to the trustee, to settle all or part of our obligation in cash.

The exchange ratio with respect to each $50 principal amount of PIES is equal to the number of DSW Class A common shares determined as follows:

• if the applicable market value of DSW Class A common shares equals or exceeds $ (which we refer to as the threshold appreciation price), the exchange ratio will be shares;

• if the applicable market value of DSW Class A common shares is less than $ but is greater than $ (which we refer to as the initial price), the exchange ratio will be equal to $50 divided by the applicable market value, which is between and shares; and

• if the applicable market value of DSW Class A common shares is less than or equal to $ , the exchange ratio will be shares.

“Applicable market value” means the average of the volume weighted average prices per DSW Class A common share during the 20 consecutive trading day period ending on the third trading day immediately preceding the maturity date, subject to adjustment.

The exchange ratio, the threshold appreciation price, the initial price and the applicable market value are subject to adjustment upon the occurrence of certain events.

No fractional DSW Class A common shares will be delivered upon exchange of the PIES.

See “Description of the PIES — Exchange of the PIES.”

Early Exchange upon Cash Merger	If DSW is involved in a merger, reclassification or sale of all or substantially all its assets, in which 30% or more of the consideration for the DSW Class A common shares consists of cash or cash equivalents, which we refer to as a cash merger, the exchange of the PIES will be accelerated.

On the early exchange date, we will deliver to you the amount of cash that you would have been entitled to receive in the cash merger if you had exchanged your PIES into DSW Class A common shares immediately before the cash merger. This amount will equal the number of DSW Class A common shares you will be assumed to have received multiplied by the amount of cash received per DSW Class A common share in the cash merger. For purposes of calculating the applicable exchange ratio upon a cash merger, the applicable market value of DSW Class A common shares means the average of the volume weighted average prices per DSW Class A common share during the 10 consecutive trading day period ending on the trading day immediately preceding the effective date of the cash merger, subject to adjustment.

If 100% of the consideration is cash, the exchange of the PIES will be fully accelerated. In addition to the cash described above, you will receive in cash accrued and unpaid coupon payments through the exchange date plus the present value of all future coupon payments.

If less than 100% of the consideration is cash, the exchange of the PIES will be partially accelerated. In addition to the cash described above, your PIES will remain outstanding and subject to exchange on the maturity date with respect to the portion of the merger consideration that is not early exchanged. In the case of a partial acceleration, there will be no decrease in the amount of coupon payable on your PIES.

See “Description of the PIES — Early Exchange upon Cash Merger.”

Exchange Adjustments	If certain events affecting DSW Class A common shares occur prior to the exchange date, the exchange ratio, the threshold appreciation price, the initial price and the applicable market value are subject to adjustment and/or you will receive other property on the exchange date, instead of or in addition to DSW Class A common shares. See “Description of the PIES — Exchange Adjustments.”

Collateral Requirement	Our exchange obligations under the PIES will be initially secured by a pledge of that number of our DSW Class B common shares (which are exchangeable for DSW Class A common shares) equal to the maximum number of DSW Class A common shares deliverable by us upon exchange of the PIES.

No Early Redemption or Early Optional Exchange by Us	We will not have the option to redeem the PIES or exchange the PIES into DSW Class A common shares prior to the maturity date (unless pursuant to a cash merger or an acceleration following an event of default).

No Early Repurchase or Early Exchange by You	You will not have the option to cause us to repurchase the PIES or exchange the PIES into DSW Class A common shares prior to the maturity date (unless pursuant to a cash merger or an acceleration following an event of default).

Consequences of Event of Default	In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization relating to us or any of our significant subsidiaries (which, as of the date hereof, includes DSW), the exchange of all outstanding PIES will be automatically accelerated. In the case of any other event of default, the exchange of all outstanding PIES will be accelerated upon notice from the trustee or the holders of not less than 25% of the aggregate principal amount of outstanding PIES.

Upon acceleration, the PIES shall be exchanged and accrued and unpaid coupon payments and a yield maintenance premium equal to the present value of all future coupon payments shall become immediately due and payable. For purposes of calculating the applicable exchange ratio upon acceleration following an event of default, the applicable market value of DSW Class A common shares means the average of the volume weighted average prices per share of DSW Class A common shares during the 10 consecutive trading day period ending on the trading day immediately preceding the date of acceleration, subject to adjustment.

Denomination; Form of the PIES	The PIES will be issued in fully registered form in denominations of $50 principal amount and whole multiples thereof. The PIES will be issued initially in the form of one or more global notes. The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC’s nominee, Cede & Co.

Listing of the PIES	We intend to apply to have the PIES listed on the NYSE under the symbol “RVH.” Approval of our listing application is subject to the PIES meeting the NYSE listing standards, and therefore we cannot assure you that it will be approved.

Listing of DSW Class A Common Shares	The DSW Class A common shares are listed on the NYSE under the symbol “DSW.”

Use of Proceeds	Retail Ventures intends to use the net proceeds of the issuance and sale of the PIES to repay the approximately $49.7 million remaining balance of the Intercompany Note, and Value City will use such proceeds to repay $49.5 million of the outstanding principal amount of the $50 million Non-Convertible Loan, together with fees and expenses related thereto, and apply the balance for general corporate purposes, which may include repayment of borrowings under the Value City Revolving Loan. For additional information, see “Use of Proceeds.”

Governing Law	The PIES, the indenture and the collateral agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Tax Consequences	By purchasing a PIES, you will be deemed to have agreed to characterize the PIES for all tax purposes as variable prepaid forward contracts. The summary below assumes that the PIES will be treated as such.

Under the above characterization, for U.S. federal income tax purposes, your initial tax basis in a PIES should equal your cost for the PIES. Upon the sale or other taxable disposition of a PIES or the settlement of a PIES in cash, you should recognize long-or short-term capital gain or loss depending on the holding period of the PIES. On the settlement date (assuming we do not elect to settle all or part of our obligations in cash), you should recognize no gain or loss on the receipt of DSW common stock and your tax basis in such stock should equal your adjusted tax basis in the PIES (subject to reduction if cash is received in lieu of fractional shares). The tax treatment of the coupon payments is unclear under current authorities. To the extent we are required to file information returns with respect to the coupon payments, we intend to report such payments as ordinary income to you. If the coupon payments are not treated as ordinary income, your basis in the PIES may be reduced by the amount of the coupon payments. For additional information, see “United States Federal Income Tax Consequences.”

Trustee and Collateral Agent	HSBC Bank USA, National Association, or HSBC.

Risk Factors
      You should carefully consider the risks described under “Risk Factors” and other information contained and incorporated by reference in this prospectus before deciding to purchase the PIES. You should also carefully consider the information in the DSW prospectus, including the information described under “Risk Factors” in the DSW prospectus. The DSW prospectus does not constitute a part of our prospectus, nor is it incorporated into our prospectus by reference.

RISK FACTORS
      Investing in our PIES involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, and incorporated by reference in this prospectus before deciding to purchase the PIES. You should also carefully consider the information in the DSW prospectus, including the information described under “Risk Factors” in the DSW prospectus. If any of the following risks actually occurs, our business, financial condition, operating results or cash flow could suffer materially and adversely. In this case, the trading price of our PIES could decline, and you could lose all or part of your investment.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
      Certain information in the registration statement of which this prospectus is a part, particularly information regarding future economic performance and finances, and plans, expectations and objectives of management, is forward-looking. The following factors, in addition to other possible factors not listed, could affect our actual results and cause such results to differ materially from those expressed in forward-looking statements:
Risk Factors Relating to Our Business

If we are unable to retain current and attract new customers to our Value City business segment, our results of operations, cash flow, financial condition and business could be materially adversely affected.
      Our ability to execute our new management’s strategy for the Value City segment is necessary to reverse the downward sales trend we have experienced. This strategy includes acquiring the right mix of merchandise in our key fashion areas of women’s and men’s, acquiring in season merchandise sooner in the season in complete runs (size and color) in recognizable brands and identifying the prevailing fashion trend. Our advertising and marketing efforts to retain and draw new customers will need to be focused on this strategy. The failure to impact the customers we have and draw in new customers may further reduce profitability, which could, in turn, have a material adverse impact on our business, financial condition, cash flow and results of operations.

We may be unable to open all the DSW and Filene’s Basement stores contemplated by our growth strategy on a timely basis, and new stores we open may not be profitable or may have an adverse impact on the profitability of existing stores, any of which could have a material adverse effect on our business, financial condition, cash flow and results of operations.
      We intend to open approximately 30 DSW stores per year in each fiscal year from 2006 through 2010, and four Filene’s Basement stores in fiscal 2006. However, we may not achieve our planned expansion on a timely and profitable basis or achieve results in new locations similar to those achieved in existing locations in prior periods. Our ability to open and operate new DSW and Filene’s Basement stores successfully on a timely and profitable basis depends on many factors, including, among others, our ability to:

•	identify suitable markets and sites for new store locations;

•	negotiate favorable lease terms;

•	build-out or refurbish sites on a timely and effective basis;

•	obtain sufficient levels of inventory to meet the needs of new stores;

•	obtain sufficient financing and capital resources or generate sufficient cash flows from operations to fund growth;

•	successfully open new DSW and Filene’s Basement stores in regions of the United States in which we currently have few or no stores;

•	open new stores at costs not significantly greater than those anticipated;

•	control the costs of other capital investments associated with store openings, including, for example, those related to the expansion of distribution facilities;

•	hire, train and retain qualified managers and store personnel; and

•	successfully integrate new stores into our existing infrastructure, operations and management and distribution systems or adapt such infrastructure, operations and systems to accommodate our growth.
      As a result, we may be unable to open new stores at the rates expected or at all. If we fail to successfully implement our growth strategy, the opening of new stores could be delayed or prevented, could cost more than anticipated and could divert resources from other areas of our business, any of which could have a material adverse effect on our business, financial condition, cash flow and results of operations.
      To the extent that we open new stores in our existing markets, we may experience reduced net sales in existing stores in those markets. As the number of our stores increases, our stores will become more concentrated in the markets we serve. As a result, the number of customers and financial performance of individual stores may decline and the average sales per square foot at our stores may be reduced. This could have a material adverse effect on our business, financial condition, cash flow and results of operations.

We intend to open new DSW stores at an increased rate compared to historical years, and we intend to open new Filene’s Basement stores, which could strain our resources and have a material adverse effect on our business and financial performance.
      Our continued and future growth in our DSW and Filene’s Basement segments largely depends on our ability to successfully open and operate new stores on a profitable basis. We intend to continue to open approximately 30 new DSW stores per year in each fiscal year from fiscal 2006 through 2010, and expect to open four new Filene’s Basement Stores in fiscal 2006. As of April 29, 2006, we have signed leases for an additional 20 new DSW stores to be opened in fiscal 2006 and 2007, and three Filene’s Basement stores to be opened in fiscal 2006. During fiscal 2005, the average investment required to open a typical new DSW store and Filene’s Basement store was approximately $1.4 million and $4.0 million, respectively. This continued expansion could place increased demands on our financial, managerial, operational and administrative resources. For example, our planned expansion will require us to increase the number of people we employ, as well as to monitor and upgrade our management information and other systems and our distribution facilities. These increased demands and operating complexities could cause us to operate our business less efficiently, adversely affect our operations and financial performance and slow our growth.

We rely on our good relationships with vendors and their factors which provide vendor financing to purchase brand name and designer merchandise at favorable prices. If these relationships were to be impaired, we may not be able to obtain a sufficient selection of merchandise at attractive prices, and we may not be able to respond promptly to changing fashion trends, either of which could have a material adverse effect on our competitive position, our business and financial performance.
      We do not have long-term supply agreements or exclusive arrangements with any vendors (except for greeting cards, bottled drinks and a program for supplying merchandise at the register for our Value City stores), and, therefore, our success depends on maintaining good relations with our vendors in all business segments. Since our business is fundamentally dependent on selling brand name and designer merchandise at attractive prices, we must continue to obtain from our vendors a wide selection of this merchandise at favorable wholesale prices. Our growth strategy depends to a significant extent on the willingness and ability of our vendors to supply us with sufficient inventory to stock our stores, and of their factors to provide them with vendor financing. If we fail to continue to deepen and strengthen our relations with our existing vendors and their factors, or to enhance the quality of merchandise they supply us, and if we cannot maintain or acquire new vendors of in-season brand name and designer merchandise, we may limit our ability to obtain a sufficient amount and variety of merchandise at favorable prices, which could have a negative impact on our competitive position.
      During fiscal 2005, taking into account industry consolidation, merchandise supplied to our DSW segment by three key vendors accounted for approximately 22% of DSW’s net sales. The loss or reduction in the amount of merchandise made available by any one of these key vendors could have a material adverse effect on our business.

We may be unable to anticipate and respond to fashion trends and consumer preferences in the markets in which we operate, which could materially adversely affect our business, financial condition, cash flow and results of operations.
      Our merchandising strategy is based on identifying each region’s customer base and having the proper mix of products in each store across our segments to attract its target customers. This requires us to anticipate and respond to numerous and fluctuating variables in fashion trends and other conditions in the markets in which our stores are situated. A variety of factors will affect our ability to maintain the proper mix of products in each store, including:

•	variations in local economic conditions, which could affect our customers’ discretionary spending;

•	unanticipated fashion trends;

•	our success in developing and maintaining vendor relationships that provide us access to in-season merchandise at attractive prices;

•	our success in distributing merchandise to our stores in an efficient manner; and

•	changes in weather patterns, which in turn affect consumer preferences.
      If we are unable to anticipate and fulfill the merchandise needs of each region, we may experience decreases in our net sales and may be forced to increase markdowns in relation to slow-moving merchandise, either of which could have a material adverse effect on our business, financial condition, cash flow and results of operations.

Our operations are affected by seasonal variability.
      Our operations have been historically seasonal, with a disproportionate amount of sales and a majority of net income occurring in the Fall and Christmas selling seasons for Value City and Filene’s Basement. DSW net sales have typically been higher in Spring and early Fall. As a result of seasonality, any factors negatively affecting us during these periods, including adverse weather, the timing and level of markdowns or unfavorable economic conditions, could have a material adverse effect on our financial condition, cash flow and results of operations for the entire year.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons in addition to seasonal factors, which could result in a decline in the price of the PIES.
      Our business is sensitive to customers’ spending patterns, which in turn are subject to prevailing regional and national economic conditions and the general level of economic activity. Our comparable store sales and quarterly results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. In addition to seasonal fluctuations, including weather patterns, a variety of other factors affect our comparable store sales and quarterly financial performance, including:

•	changes in our merchandising strategy;

•	timing and concentration of new store openings and related pre-opening and other start-up costs;

•	levels of pre-opening expenses associated with new stores;

•	changes in our merchandise mix;

•	changes in and regional variations in demographic and population characteristics;

•	timing of promotional events;

•	actions by our competitors; and

•	general United States economic conditions and, in particular, the retail sales environment.
      Accordingly, our results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In the future, our financial performance may fall below the expectations of securities analysts and investors. In that event, the price of our PIES would likely decline.

We have debt which could have consequences if we were unable to repay the balances or interest due.
      The debt on our balance sheet could, among other things:

•	limit our flexibility in planning for, or reacting to, changes in our industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to seek and borrow additional funds; and

•	expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.
      Our ability to make payments on our indebtedness, including the PIES, and to refinance existing indebtedness and fund planned capital expenditures will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
      We cannot provide assurance that our business will generate sufficient cash flow from operating activities or that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness, including our obligations under the PIES, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot provide assurance that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.
      Upon the occurrence of an event of default under the instruments governing our indebtedness, the lenders could elect to declare our indebtedness immediately due and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could repay our indebtedness if it were accelerated.

Retail Ventures is a holding company and relies on its subsidiaries to make payments on its indebtedness and meet its obligations.
      Retail Ventures is a holding company and all our operations are conducted through our subsidiaries. Therefore, we rely on the cash flow of our subsidiaries to meet our obligations, including obligations under the PIES. The ability of these subsidiaries to distribute to Retail Ventures by way of dividends, distributions, interest or other payments (including intercompany loans) is subject to various restrictions, including restrictions imposed by the facilities governing our and our subsidiaries’ indebtedness, and future indebtedness may also limit or prohibit such payments. You will not have any direct claim on the cash flows of the operating subsidiaries of Retail Ventures, and such subsidiaries have no obligation, contingent or otherwise, to pay amounts due in respect of the PIES or to make funds available to Retail Ventures. In addition, the ability of our subsidiaries to make such payments may be limited by relevant provisions of the laws of their respective jurisdictions of organization.

Value City’s and DSW’s secured revolving credit facilities could limit operational flexibility.

$275 Million Secured Revolving Credit Facility — The Value City Revolving Loan
      Value City has entered into a $275 million secured revolving credit facility with a term expiring the earlier of July 2009 or the date 91 days prior to the maturity date of the Non-Convertible Loan, which is in June 2009. Under this facility, Retail Ventures and certain of its wholly-owned subsidiaries are named as co-borrowers and/or co-guarantors. This facility is subject to a borrowing base restriction and provides for borrowings at variable interest rates based on the London Interbank Offered Rate, or LIBOR, the prime rate and the Federal Funds effective rate, plus a margin. Value City’s obligations under our secured revolving credit facility are secured by a lien on substantially all our personal property and certain leasehold properties of Value City. In addition, the secured revolving credit facility contains usual and customary restrictive covenants relating to our management and the operation of our business. These covenants, among other things, restrict Value City’s ability to grant liens on its assets, incur additional indebtedness, open or close stores, pay cash dividends and make other distributions to us in excess of $5.0 million in the aggregate, enter into transactions with affiliates and merge or consolidate with another entity. These covenants could restrict Value City’s operational flexibility, and any failure to comply with these covenants or Value City’s payment obligations would limit Value City’s ability to borrow under the secured revolving credit facility and, in certain circumstances, may allow the lenders thereunder to require repayment. In addition to the borrowing base restrictions, 10% of the facility is deemed an “excess reserve” and is not available for borrowing.

$150 Million Secured Revolving Credit Facility — The DSW Revolving Loan
      DSW has entered into a $150 million secured revolving credit facility with a term expiring July 2010. Under this facility, DSW and DSWSW are named as co-borrowers. This facility is subject to borrowing base restrictions and provides for borrowings at variable interest rates based on LIBOR, the prime rate and the Federal Funds effective rate, plus a margin. DSW’s and DSWSW’s obligations under this secured revolving credit facility are secured by a lien on substantially all of their personal property and a pledge of all of DSW’s shares of DSWSW. In addition, the secured revolving credit facility contains usual and customary restrictive covenants relating to the management and the operation of DSW’s business. These covenants, among other things, restrict DSW’s ability to grant liens on DSW’s assets, incur additional indebtedness, open or close stores, pay cash dividends and make other distributions to us in excess of $5.0 million in the aggregate, redeem DSW’s stock, transfer its or DSWSW’s assets to us, enter into transactions with affiliates and merge or consolidate with another entity. In addition, if at any time DSW utilizes over 90% of DSW’s borrowing capacity under the facility, DSW must comply with a fixed charge coverage ratio test set forth in the facility documents. These covenants could restrict DSW’s operational flexibility, and any failure to comply with these covenants or DSW’s payment obligations would limit DSW’s ability to borrow under the secured revolving credit facility and, in certain circumstances, may allow the lenders thereunder to require repayment.

Our failure to retain our existing senior management team and to continue to attract qualified new personnel could materially adversely affect our business.
      Our business requires disciplined execution at all levels of our organization to ensure that we continually have sufficient inventories of assorted brand name merchandise at below traditional retail prices. This execution requires an experienced and talented management team. If we were to lose the benefit of the experience, efforts and abilities of any of our key executive and buying personnel, our business could be materially adversely affected. We have entered into employment agreements with certain of these officers. Furthermore, our ability to manage our retail expansion will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified managerial and merchandising personnel. Competition for these personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate profitably.

We may be unable to compete favorably in our highly competitive markets.
      The off-price retail, department store and retail footwear markets are highly competitive with few barriers to entry. We compete against a diverse group of retailers, both small and large, including locally owned, regional and national department stores, specialty retailers, discount chains and off-price retailers. Some of our competitors are larger and have substantially greater resources than we do. Our success depends on our ability to remain competitive with respect to style, price, brand availability and customer service. The performance of our competitors, as well as a change in their pricing policies, marketing activities and other business strategies, could have a material adverse effect on our business, financial condition, cash flow, results of operations and our market share.

We are controlled indirectly by Schottenstein Stores Corporation, whose interests may differ from our other shareholders.
      As of April 29, 2006, SSC owned approximately 42.8% of the outstanding shares of Retail Ventures and beneficially owned approximately 53.6% (assumes issuance of (i) 8,333,333 Retail Ventures common shares issuable upon the exercise of convertible warrants, (ii) 1,594,377 Retail Ventures common shares issuable upon the exercise of term loan warrants, and (iii) up to 479,792 Retail Ventures common shares issuable pursuant to the anti-dilution provisions of the term loan warrants) of the outstanding shares of Retail Ventures. SSC, a privately held corporation, is controlled by Jay L. Schottenstein, the Chairman of our Board of Directors, and members of his immediate family. Given its ownership interests, SSC will be able to control or substantially influence the outcome of all matters submitted to our shareholders for approval, including, the election of directors, mergers or other business combinations, and acquisitions or dispositions of assets. The interests of SSC may differ from or be opposed to the interests of our other shareholders, and its control may have the effect of delaying or preventing a change in control that may be favored by other shareholders.

SSC and/or its affiliates may compete directly against us.
      Corporate opportunities may arise in the area of potential competitive business activities that may be attractive to SSC and us in the area of employee recruiting and retention. Any competition could intensify if SSC acquired a business that carried an assortment of shoes or merchandise in these stores similar to those found in our stores, targeted customers similar to ours or adopted a similar business model or strategy for its shoe businesses. Given that Retail Ventures and DSW are not wholly-owned, SSC may be inclined to direct relevant corporate opportunities to its other affiliates rather than us.
      SSC is under no obligation to communicate or offer any corporate opportunity to us. In addition, SSC has the right to engage in similar activities as us, do business with our suppliers and customers and employ or otherwise engage any of our officers or employees. SSC and its affiliates engage in a variety of businesses, including, but not limited to, business and inventory liquidations, real estate management and real estate acquisitions.

A decline in general economic conditions, or the outbreak or escalation of war or terrorist acts, could lead to reduced consumer demand for our merchandise.
      Consumer spending habits, including spending for the merchandise that we sell, are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, prevailing interest rates, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income. A general slowdown in the U.S. economy or an uncertain economic outlook could adversely affect consumer spending habits.
      Consumer confidence is also affected by the domestic and international political situation. The outbreak or escalation of war, or the occurrence of terrorist acts or other hostilities in or affecting the United States, could lead to a decrease in spending by consumers. In the event of an economic slowdown, we could experience lower net sales than expected on a quarterly or annual basis and be forced to delay or slow our retail expansion plans.

We rely on foreign sources for our merchandise, and our business is therefore subject to risks associated with international trade.
      We purchase merchandise from domestic and foreign vendors. In addition, many of our domestic vendors import a large portion of their merchandise from abroad. For this reason, we face risks inherent in purchasing from foreign suppliers, such as:

•	economic and political instability in countries where these suppliers are located;

•	international hostilities or acts of war or terrorism affecting the United States or foreign countries from which our merchandise is sourced;

•	increases in shipping costs;

•	transportation delays and interruptions, including as a result of increased inspections of import shipments by domestic authorities;

•	work stoppages;

•	adverse fluctuations in currency exchange rates;

•	laws of the United States affecting the importation of goods, including duties, tariffs and quotas and other non-tariff barriers;

•	expropriation or nationalization;

•	changes in local government administration and governmental policies;

•	changes in import duties or quotas;

•	compliance with trade and foreign tax laws; and

•	local business practices, including compliance with local laws and with domestic and international labor standards.
      We require our vendors to operate in compliance with applicable laws and regulations and our internal requirements. However, we do not control our vendors or their labor and business practices. The violation of labor or other laws by one of our vendors could have a material adverse effect on our business.

DSW and Filene’s Basement each rely on a single distribution center. The loss or disruption of either of these centralized distribution centers could have a material adverse effect on our business and operations.
      Most of DSW’s inventory is shipped directly from suppliers to a single centralized distribution center in Columbus, Ohio, where the inventory is then processed, sorted and shipped to one of 12 pool locations located throughout the country and then on to DSW stores. Inventory for Filene’s Basement stores is processed and shipped from a single distribution facility in Auburn, Massachusetts. Our operating results depend on the orderly operation of our receiving and distribution process, which in turn depends on third-party vendors’ adherence to shipping schedules and our effective management of our distribution facilities. We may not anticipate all the changing demands that our expanding operations in these two segments will impose on our receiving and distribution systems, and events beyond our control, such as disruptions in operations due to fire or other catastrophic events, labor disagreements or shipping problems, may result in delays in the delivery of merchandise to our stores.
      While we maintain business interruption and property insurance, in the event a distribution center were to be shut down for any reason or if we were to incur higher costs and longer lead times in connection with a disruption at a distribution center, our insurance may not be sufficient, and insurance proceeds may not be timely paid to us.

We will require strong cash flows from our operations to support capital expansion, operations and debt repayment.
      In order to fully implement our strategy for our Value City segment, as well as implement our expansion strategy for both the Filene’s Basement and DSW segments, we will require strong cash flows from operations to support our capital expansion requirements, our general operating activities and to fund debt repayment and the availability of financing sources. Our inability to generate sufficient cash flows to support these activities or the lack of availability of financing in adequate amounts and on appropriate terms could adversely affect our financial performance.

If we fail to execute our opportunistic buying and inventory management well, our business could be materially adversely affected.
      We purchase some of the inventory for our Value City and Filene’s Basement stores opportunistically with our buyers purchasing close to need. To drive traffic to the stores and to increase same store sales, the treasure hunt nature of the off-price buying experience requires continued replenishment of fresh high quality, attractively priced merchandise. While the practice of opportunistic buying enables our buyers to buy at the right time and price, in the quantities we need and into market trends, it places considerable discretion in our buyers. This discretion subjects us to risks that our buyers will miscalculate on the timing, quantity and nature of inventory flowing to the stores. We rely on our distribution infrastructure to support delivering goods to our stores on time. We must effectively and timely distribute inventory to stores, maintain an appropriate mix and level of inventory and effectively manage pricing and markdowns. Failure to acquire and manage our inventory well and to operate our distribution infrastructure effectively could materially adversely affect our performance and our relationship with our customers.

If we do not attract and retain quality sales, distribution center and other associates in sufficient numbers as well as experienced buying and management personnel, our performance could be materially adversely affected.
      Our performance is dependent on attracting and retaining a large and growing number of quality associates. Many of these associates are in entry level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation and changing demographics. In the event of increasing wage rates, if we do not increase our wages competitively, our customer service could suffer because of a declining quality of our workforce, or our earnings would decrease if we increase our wage rates. Further, our off-price model limits the market for experienced buying and management personnel and requires us to do significant internal training and development. Changes that adversely impact our ability to attract and retain quality associates could materially adversely affect our performance.

If we are unable to operate information systems and implement new technologies effectively, our business could be materially disrupted or our sales or profitability could be reduced.
      The efficient operation of our business is dependent on our information systems, including our ability to operate them effectively and successfully to implement new technologies, systems, controls and adequate disaster recovery systems. The failure of our information systems to perform as designed or our failure to implement and operate them effectively could materially disrupt our business or subject us to liability and thereby harm our profitability.

We face security risks related to our electronic processing and transmission of confidential customer information. On March 8, 2005, we announced the theft of credit card and other purchase information relating to DSW customers. This security breach could materially adversely affect our reputation and business and subject us to liability.
      We rely on commercially available encryption software and on other technologies to provide security for processing and transmission of confidential customer information, such as credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments, including improper acts by third parties, could result in a compromise or breach of the security measures we use to protect customer transaction data. Compromises of these security systems could have a material adverse effect on our reputation and business, and may subject us to significant liabilities and reporting obligations. A party who is able to circumvent our security measures could misappropriate our information, cause interruptions in our operations, damage our reputation and customers’ willingness to shop in our stores and subject us to possible liability. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches.
      As previously reported, on March 8, 2005, we announced that we had learned of the theft of credit card and other purchase information from a portion of DSW customers. On April 18, 2005, we issued the findings from our investigation into the theft. The theft covered transaction information involving approximately 1.4 million credit cards and data from transactions involving approximately 96,000 checks.
      We contacted and continue to cooperate with law enforcement and other authorities with regard to this matter. DSW is involved in several legal proceedings arising out of this incident, including four putative class action lawsuits, which seek unspecified monetary damages, credit monitoring and other relief. Each of the four lawsuits seeks to certify a different class of consumers. One of the lawsuits seeks to certify a nationwide class that would include every consumer who used a credit card, debit card, or check to make purchases at DSW between November 2004 and March 2005 and whose transaction data was taken during the data theft incident. The other three lawsuits seek to certify classes of consumers that are limited geographically. Those cases use different putative class definitions to identify consumers who made purchases at certain stores in Ohio, Michigan, and Illinois.
      In connection with this matter, DSW entered into a consent order with the Federal Trade Commission, or FTC, which has jurisdiction over consumer protection matters. The FTC published the final order on March 14, 2006, and copies of the complaint and consent order are available from the FTC’s Web site at

http://www.ftc.gov and also from the FTC’s Consumer Response Center, Room 130, 600 Pennsylvania Avenue, N.W., Washington, D.C. 20580. DSW has not admitted any wrongdoing or that the facts alleged in the FTC’s proposed unfairness complaint are true. Under the consent order, DSW will pay no fine or damages. DSW has agreed, however, to maintain a comprehensive information security program and to undergo a biannual assessment of such program by an independent third party.
      There can be no assurance that there will not be additional proceedings or claims brought against DSW in the future. DSW has contested and will continue to vigorously contest the claims made against it and will continue to explore its defenses and possible claims against others.
      DSW estimates that the potential exposures for losses related to this theft range from approximately $6.5 million to approximately $9.5 million. Because of many factors, including the early development of information regarding the theft, the early stage of the lawsuits asserted against DSW and recoverability under insurance policies, there is no amount in the estimated range that represents a better estimate than any other amount in the range. Therefore, in accordance with Financial Accounting Standard No. 5, Accounting for Contingencies, DSW has accrued a charge to operations in the first quarter of fiscal 2005 equal to the low end of the range set forth above, or $6.5 million. To our knowledge, no class action lawsuits brought by consumers alleging claims similar to those asserted in the putative class actions against DSW have been litigated against other merchants which have experienced similar data thefts. As the situation develops and more information becomes available to us, the amount of the reserve may increase or decrease accordingly. The amount of any such change may be material. As of April 29, 2006, the balance of the associated accrual for potential exposure was $4.6 million.
      Although difficult to quantify, since the announcement of the theft, DSW has not discerned any material negative effect on sales trends it believes is attributable to the theft. However, this may not be indicative of the long-term developments regarding this matter.

We continue to be dependent on DSW to provide us with key services for our business.
      From 1998 until the completion of its initial public offering, DSW was operated as a wholly-owned subsidiary of Value City Department Stores, Inc. or Retail Ventures, and provided key services required for the operation of Retail Ventures’ business. In connection with the DSW initial public offering, we entered into agreements with DSW related to the separation of our business operations from DSW including, among others, a master separation agreement and a shared services agreement. Under the terms of the shared services agreement, which when signed became effective as of January 30, 2005, DSW provides several of our subsidiaries with key services relating to planning and allocation support, distribution services and outbound transportation management, site research, lease negotiation, store design and construction management. The initial term of the shared services agreement will expire at the end of fiscal 2007 and will be extended automatically for additional one-year terms unless terminated by one of the parties. With respect to each shared service, we cannot reasonably anticipate whether the services will be shared for a period longer or shorter than the initial term. We believe it is necessary for DSW to provide these services for us under the shared services agreement to facilitate the efficient operation of our business.
      Once the transition periods specified in the shared services agreement have expired and are not renewed, or if DSW does not or is unable to perform its obligations under the shared services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to timely implement substitute arrangements on terms that are favorable to us, or at all, which would have a material adverse effect on our business, financial condition, cash flow and results of operations.

Some of our directors and officers also serve as directors or officers of DSW, and may have conflicts of interest because they may own DSW stock or options to purchase DSW stock, or they may receive cash-based or equity-based awards based on the performance of DSW.
      Some of our directors and officers also serve as directors or officers of DSW and may own DSW stock or options to purchase DSW stock, or they may be entitled to participate in the DSW incentive plans. Jay L. Schottenstein is our Chairman of the Board of Directors, Chairman of the Board of Directors of DSW and

Chief Executive Officer of DSW; Heywood Wilansky is our Chief Executive Officer and a director of DSW; Harvey L. Sonnenberg is a director of Retail Ventures and of DSW; Julia A. Davis is Executive Vice President, General Counsel and Assistant Secretary of Retail Ventures, and previously served as Executive Vice President, General Counsel and Secretary of DSW until April 10, 2006; Steven E. Miller is Senior Vice President and Controller of both Retail Ventures and DSW; and James A. McGrady is our Executive Vice President, Chief Financial Officer, Treasurer and Secretary and is a Vice President of DSW. DSW’s incentive plans provide cash-based and equity-based compensation to employees based on DSW’s performance. These employment arrangements and ownership interests or cash-based or equity-based awards could create, or appear to create, potential conflicts of interest when directors or officers who own DSW stock or stock options or who participate in the DSW incentive plans are faced with decisions that could have different implications for DSW than they do for us. These potential conflicts of interest may not be resolved in our favor.
Risk Factors Relating to Our PIES

You will bear the full risk of a decline in the market price of the DSW Class A common shares between the pricing date for the PIES and the exchange date.
      The number of DSW Class A common shares (or, if we elect, the cash value thereof) that you will receive upon exchange is not fixed, but instead will depend on the applicable market value, which is the average of the volume weighted average prices of DSW Class A common shares during the 20 consecutive trading day period ending on the third trading day immediately preceding the exchange date (or, if exchange is accelerated as a result of a cash merger or an event of default, during the 10 consecutive trading day period ending on the trading day immediately preceding the effective date of the cash merger or the date of acceleration, respectively). The aggregate market value of the DSW Class A common shares (or, the cash value thereof) deliverable upon exchange may be less than the principal amount of the PIES. Specifically, if the applicable market value of the DSW Class A common shares is less than $          , the aggregate market value of the DSW Class A common shares deliverable upon exchange will be less than $50, and your investment in the PIES will result in a loss. Accordingly, you will bear the full risk of a decline in the market price of the DSW Class A common shares. Any such decline could be substantial.

The opportunity for equity appreciation provided by an investment in the PIES is less than that provided by a direct investment in DSW Class A common shares.
      The aggregate market value of the DSW Class A common shares you receive on the exchange date (or, if we elect, the cash value thereof) will only exceed the principal amount of the PIES if the applicable market value of the DSW Class A common shares exceeds the threshold appreciation price of $          , which represents an appreciation of      % over the initial price of $          . In this event, you would receive on the exchange date      % (which percentage is equal to the initial price of the DSW Class A common shares divided by the threshold appreciation price) of the value of the DSW Class A common shares that you would have received if you had made a direct investment in DSW Class A common shares on the date of this prospectus. In addition, if the market value of DSW Class A common shares appreciates and the applicable market value is greater than the initial price but less than the threshold appreciation price, the aggregate market value of the DSW Class A common shares deliverable upon exchange would be only equal to the principal amount of the PIES and you will realize no equity appreciation of the DSW Class A common shares.

The market price of the DSW Class A common shares, which may fluctuate significantly, may adversely affect the market price of the PIES.
      We expect that generally the market price of DSW Class A common shares will affect the market price of the PIES more than any other single factor. The market price of the DSW Class A common shares will, in turn, be influenced by the operating results and prospects of DSW, by economic, financial and other factors and by general market conditions, including, among others:

•	developments related to DSW;

•	quarterly variations in DSW’s actual or anticipated operating results;

•	changes by securities analysts in estimates regarding DSW;

•	conditions in the retail industry;

•	the condition of the stock market;

•	general economic conditions; and

•	sales of DSW’s common shares by its existing shareholders, including Retail Ventures, or holders of rights to purchase DSW common shares.
      It is impossible to predict whether the market price of DSW Class A common shares will rise or fall over the life of the PIES.
      In addition, we expect that the market price of the PIES will be influenced by interest and yield rates in the capital markets, the dividend rate, if any, on DSW Class A common shares, the time remaining to the maturity of the PIES, our creditworthiness and the occurrence of certain events affecting DSW that do not require an adjustment to the exchange ratio. Fluctuations in interest rates in particular may give rise to arbitrage opportunities based upon changes in the relative value of the PIES and the DSW Class A common shares. Any such arbitrage could, in turn, affect the market prices of the PIES and the DSW Class A common shares. For more information regarding DSW Class A common shares, see the DSW prospectus attached.

The PIES may adversely affect the market price for DSW Class A common shares.
      The market price of the DSW Class A common shares is likely to be influenced by the PIES. For example, the market price of the DSW Class A common shares could become more volatile and could be depressed by (a) investors’ anticipation of the potential resale in the market of a substantial number of additional DSW Class A common shares received upon exchange of the PIES, (b) possible sales of DSW Class A common shares by investors who view the PIES as a more attractive means of equity participation in DSW than owning DSW Class A common shares and (c) hedging or arbitrage trading activity that may develop involving the PIES and DSW Class A common shares.

The adjustments to the exchange ratio do not cover all the events that could adversely affect the market price of the DSW Class A common shares.
      The number of DSW Class A common shares that you are entitled to receive on the exchange date (or, if we elect, the cash value thereof) is subject to adjustment for certain stock splits, stock combinations, stock dividends and certain other actions by DSW that modify its capital structure. See “Description of the PIES — Exchange Adjustments.” However, other events, such as offerings by DSW of DSW Class A common shares for cash or in connection with acquisitions, which may adversely affect the market price of DSW Class A common shares, may not result in an adjustment. If any of these other events adversely affects the market price of DSW Class A common shares, it may also adversely affect the market price of the PIES.

You will have no rights with respect to DSW Class A common shares, but you may be negatively affected by some changes made with respect to DSW Class A common shares.
      Until you acquire DSW Class A common shares upon exchange of the PIES, you will have no rights with respect to the DSW Class A common shares (including, without limitation, voting rights, rights to respond to tender offers or rights to receive any dividends or other distributions on the DSW Class A common shares, if any (other than through an exchange adjustment)) prior to the exchange date, but your investment may be negatively affected by these events. You will be entitled to rights with respect to the DSW Class A common shares only after we deliver the DSW Class A common shares on the exchange date and only if the applicable record date, if any, for the exercise of a particular right occurs after the date you receive the shares. For example, in the event that an amendment is proposed to the amended articles of incorporation or the amended and restated code of regulations of DSW requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the DSW Class A common shares, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of the DSW Class A common shares. If we elect to deliver only cash upon the exchange of the PIES, you will never be able to exercise any rights with respect to the DSW Class A common shares.

Our obligations under the PIES will be effectively junior to our other existing and future secured debt to the extent of the value of the assets securing that debt and effectively subordinate to the debt and other liabilities of our subsidiaries.
      The PIES will be effectively junior to our other existing and future secured debt to the extent of the value of the assets securing that debt, and effectively subordinate to the debt and other liabilities, including trade payables and preferred stock, if any, of our subsidiaries. A substantial part of our operations is conducted through our subsidiaries. Certain of our subsidiaries, including Value City and Filene’s Basement, but not DSW or DSWSW, are borrowers and/or guarantors under our loan agreements, including the Value City Revolving Loan, the Intercompany Note and/or the Non-Convertible Loan. The obligations under the Value City Revolving Loan and the Non-Convertible Loan are secured by a lien on substantially all the personal property of Retail Ventures and its wholly-owned subsidiaries, except that the assets of DSW and DSWSW do not secure either of these credit facilities, and the common shares of DSW owned by Retail Ventures currently secure the Non-Convertible Loan but not the Value City Revolving Loan. The obligations under these credit facilities are also secured by leasehold interests on certain of the leasehold properties of Value City and Filene’s Basement. The DSW Revolving Loan is secured by substantially all the assets of DSW and DSWSW, including a pledge by DSW of the stock of DSWSW. Our Intercompany Note is currently secured by the capital stock of DSW and Filene’s Basement held by Retail Ventures. Upon completion of this offering, the lien on the capital stock of DSW that secures the Intercompany Note, as well as the lien on the capital stock of DSW that secures the Non-Convertible Loan, will be released and the approximately $49.7 million remaining balance of the Intercompany Note will be repaid. However, we will pledge sufficient DSW common shares to the collateral agent for the PIES to enable us to satisfy our obligations to deliver DSW Class A common shares upon exchange of the PIES, and sufficient DSW common shares will continue to be subject to liens and/or contractual obligations to enable us to satisfy our obligations to the warrantholders to deliver DSW Class A common shares upon exercise of the warrants. In addition, claims of unsecured creditors of such subsidiaries, including trade creditors, and claims of preferred shareholders, if any, of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Retail Ventures, including holders of the PIES. The PIES, therefore, are effectively subordinated to creditors, including trade creditors, and preferred shareholders, if any, of our subsidiaries.
      As of April 29, 2006, we had aggregate direct consolidated debt of $182.0 million, comprised of: $103.5 million under the Value City Revolving Loan; $50.0 million under the Non-Convertible Loan; and $28.5 million in capital lease obligations of Value City. The Value City Revolving Loan and the Non-Convertible Loan are secured credit facilities. There were no outstanding direct borrowings under the DSW Revolving Loan, which is also a secured credit facility.
      As of the same date, we had $79.1 million and $141.0 million of additional capacity under the Value City Revolving Loan and the DSW Revolving Loan, respectively, and there were $18.6 million and $9.0 million in letters of credit issued and outstanding under these loan facilities, respectively.
      Our revolving credit agreement requires that we obtain the prior consent of our senior lenders before making any payments of cash or other property with respect to the PIES, other than coupon payments, if these payments come from any source other than the collateral pledged with the collateral agent for the PIES. Accordingly, we would need to obtain the consent of our senior lenders to exercise our cash settlement option under the PIES or, in the event of a cash merger, to pay the present value of all future coupon payments, or, in the event of an acceleration, to pay the yield maintenance premium. We cannot provide any assurances that our senior lenders will provide any such consent.

The tax consequences of an investment in the PIES are uncertain.
      Investors should consider the tax consequences of investing in the PIES. No statutory, judicial or administrative authority directly addresses the characterization of the PIES or instruments similar to the PIES for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the PIES are not certain. We are not requesting any ruling from the Internal Revenue Service with respect to the PIES and cannot assure you that the Internal Revenue Service will agree with the treatment described in this document. We intend to treat, and by purchasing a

PIES, for all purposes you agree to treat, a PIES as a variable prepaid forward contract rather than as a debt instrument. We intend to report the coupon payments as ordinary income to you, but you should consult your own tax advisor concerning the alternative characterizations. See “United States Federal Income Tax Consequences.”
      You are urged to consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the PIES, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

In the event of our bankruptcy, the principal amount of the PIES would not represent a debt claim against us.
      Certain events of bankruptcy, insolvency or reorganization relating to us or our significant subsidiaries (including, as to the date hereof, DSW) constitute automatic acceleration events that lead to the PIES becoming immediately due for exchange into DSW Class A common shares. In such event, although the accrued and unpaid coupons and yield maintenance premium would be due and payable in cash, the principal amount of the PIES would not represent a debt claim against us. In addition, while the delivery of DSW Class A common shares and cash in payment of the accrued and unpaid coupons and yield maintenance premium will occur, to the extent permitted by law, as soon as practicable, there may be a delay.

The secondary market for the PIES, if any, may be illiquid.
      There is currently no secondary market for the PIES. A secondary market may not develop, or, if it does, it may be illiquid at the time you may want to resell your PIES. Approval of our listing application is subject to the PIES meeting the NYSE listing standards, and therefore we cannot assure you that it will be approved. If the PIES are not listed on the NYSE, the market for the PIES may be less liquid. Even if our listing application is approved, the secondary market may not provide enough liquidity to allow you to trade or sell your PIES easily. The underwriter has advised us that it presently intends to make a market for the PIES, but it is not obligated to do so, and it may discontinue any market-making at any time.

DSW has no obligations with respect to the PIES and does not have to consider your interests for any reason.
      DSW has no obligations with respect to the PIES. Accordingly, DSW is not under any obligation to take your interests or our interests into consideration for any reason. DSW will not receive any of the proceeds of this offering of the PIES and is not responsible for, and has not participated in, the determination of the quantities or prices of the PIES or the determination or calculation of the number of shares (or, if we elect, the cash value thereof) you will receive at maturity. DSW is not involved with the administration or trading of the PIES.

You should carefully consider the risk factors relating to DSW.
      You should carefully consider the information in the DSW prospectus, including the information contained under the heading “Risk Factors.” The DSW prospectus does not constitute a part of this prospectus, nor is it incorporated into this prospectus by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      The information incorporated by reference herein contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended, including those identified by the words “believes,” “anticipates,” “expects” and other similar terms. These “forward-looking” statements reflect management’s expectations and are based upon currently available data; however, actual results are subject to future events and uncertainties, which could cause actual results to differ from those projected in these statements. Factors that can cause actual results to differ materially from those expressed in forward-looking statements include: decline in demand for our merchandise; our inability to achieve our business plans and expected cash flow from operations; vendors and their factor relations; flow of merchandise; compliance with our credit agreements; our ability to strengthen our liquidity and increase our credit availability; the availability of desirable store locations on suitable terms; changes in consumer spending patterns, marketing strategies, consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; seasonality of operations; changes in fuel and energy costs; changes in existing or potential duties, tariffs or quotas; paper and printing costs; the ability to hire and train associates; development of management information systems; and other factors described in our annual report on Form 10-K for the fiscal year ended January 28, 2006, filed with the Securities and Exchange Commission on April 13, 2006, and our quarterly report on Form 10-Q for the quarter ended April 29, 2006, filed with the Securities and Exchange Commission on June 8, 2006, each incorporated herein by reference.
      Any forward-looking statement speaks only as of the date on which it is made, or if no date is stated, as of the date of this prospectus. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
      You should read this prospectus, the registration statement of which this prospectus is a part, and the documents incorporated by reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR ANY OTHER REASON.

RATIOS OF EARNINGS TO FIXED CHARGES
      The following table shows our ratio of earnings to fixed charges for the periods indicated:

	Thirteen
	Weeks Ended		Year Ended

	4/29/06		1/28/06		1/29/05	1/31/04		2/1/03		2/2/02

Ratio of (loss) earnings to fixed charges	(1.77)	(1)	(0.16)	(2)	0.63 (3)	0.91	(4)	0.97	(5)	0.31	(6)

(1)	For the thirteen weeks ended April 29, 2006 the earnings to cover fixed charges were deficient by $47,242,000.

(2)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $93,260,000.

(3)	For the year ended January 29, 2005 the earnings to cover fixed charges were deficient by $31,876,000.

(4)	For the year ended January 31, 2004 the earnings to cover fixed charges were deficient by $6,937,000.

(5)	For the year ended February 1, 2003 the earnings to cover fixed charges were deficient by $2,682,000.

(6)	For the year ended February 2, 2002 the earnings to cover fixed charges were deficient by $46,387,000.
     For the purpose of computing this ratio, earnings consist of income (loss) before provision for income taxes, minority interest, equity earnings and fixed charges. For this purpose, fixed charges consist of (i) interest expense and amortization of debt expense and (ii) estimated interest expense included in minimum gross rent.

USE OF PROCEEDS
      We currently expect to use the net proceeds of this offering to repay the approximately $49.7 million remaining balance of the Intercompany Note, and Value City will use such proceeds and other funds to repay $49.5 million of the outstanding principal amount of the $50 million Non-Convertible Loan, together with fees and expenses related thereto plus a prepayment penalty of approximately $4.2 million. The Intercompany Note bears interest at a rate per annum equal to that payable under the Value City Revolving Loan, such interest being payable only in kind. The scheduled maturity date of the Intercompany Note is January 1, 2020. The Non-Convertible Loan bears interest at an annual rate of 10% and matures on June 10, 2009. The balance of the net proceeds will be applied for general corporate purposes, which may include the downstreaming of funds to Value City in the form of a loan or a capital contribution in order to permit repayment of borrowings under the Value City Revolving Loan. The Value City Revolving Loan matures in July 2009 and provides for borrowings at variable interest rates based on LIBOR, the prime rate and the Federal Funds effective rate, plus a margin based upon a borrowing base with restrictions. At April 29, 2006, the rates in effect for borrowings under the Value City Revolving Loan ranged from 6.6% to 6.9%, while the prime rate was at 8.0%.
      The allocation of the net proceeds of this offering described above represents our best current estimates. Our management will have broad discretion in the application of the net proceeds and we reserve the right to change the use of these proceeds in response to certain contingencies or other working capital requirements.

RELATIONSHIP BETWEEN RETAIL VENTURES AND DSW
History
      We opened our first Value City department store in Columbus, Ohio in 1917. Until our initial public offering on June 18, 1991, Value City department stores operated as a division of SSC. As of April 29, 2006 SSC owned approximately 42.8% of the outstanding shares of Retail Ventures and beneficially owned approximately 53.6% (assumes issuance of (i) 8,333,333 Retail Ventures common shares issuable upon the exercise of convertible warrants, (ii) 1,594,377 Retail Ventures common shares issuable upon the exercise of term loan warrants, and (iii) up to 479,792 Retail Ventures common shares issuable pursuant to the anti-dilution provisions of the term loan warrants) of the outstanding shares of Retail Ventures. We also have a number of ongoing related party agreements and arrangements with SSC.
      On October 8, 2003, the Company reorganized its corporate structure into a holding company form whereby Retail Ventures, an Ohio corporation, became the successor issuer to Value City Department Stores, Inc. As a result of the reorganization, Value City Department Stores, Inc. became a wholly-owned subsidiary of Retail Ventures. In connection with the reorganization, holders of common shares of Value City Department Stores, Inc. became holders of an identical number of common shares of Retail Ventures. The reorganization was effected by a merger which was previously approved by Value City Department Stores Inc.’s shareholders. Since October 2003, Retail Ventures’ common shares have been listed for trading under the ticker symbol “RVI” on the NYSE.
      In December 2004, the Company completed another corporate reorganization whereby Value City Department Stores, Inc. merged with and into Value City, a newly created, wholly-owned subsidiary of Retail Ventures. In connection with this reorganization, Value City transferred all the issued and outstanding shares of DSW and Filene’s Basement to Retail Ventures in exchange for a promissory note.
      On July 5, 2005, DSW completed an initial public offering of 16,171,875 Class A common shares sold at a price to the public of $19.00 per share and raising net proceeds of $285.8 million, net of the underwriters’ commission and before expenses of approximately $7.8 million. As of April 29, 2006, Retail Ventures owned Class B common shares of DSW representing approximately 63.1% of DSW’s outstanding common shares and approximately 93.2% of the combined voting power of such shares. DSW is a controlled subsidiary of Retail Ventures and DSW’s Class A common shares are traded on the NYSE under the symbol “DSW.” In conjunction with the separation of their businesses following the initial public offering, Retail Ventures and DSW entered into several agreements, including, among others, a master separation agreement, a shared services agreement and a tax separation agreement. Retail Ventures’ current intent is to continue to hold its DSW Class B common shares, except to the extent necessary to satisfy obligations under warrants it has granted to SSC, Cerberus Partners L.P. and Millennium Partners, L.P., or Millennium, and obligations under the PIES. Currently, Retail Ventures is subject to (a) contractual obligations with the lenders under the Non-Convertible Loan to retain ownership of at least 55% by value of the common shares of DSW for so long as the Non-Convertible Loan remains outstanding and (b) contractual obligations with its warrantholders to retain enough DSW common shares to be able to satisfy its obligations to deliver such shares to its warrantholders if the warrantholders elect to exercise their warrants in full for DSW Class A common shares (without regard to any limitations on exercisability of the warrants). Upon completion of this offering, Retail Ventures will be released from these contractual obligations with its lenders as well as certain liens on the DSW common shares securing the Non-Convertible Loan and the Intercompany Note. However, we will pledge sufficient DSW common shares to the collateral agent for the PIES to enable us to satisfy our obligations to deliver DSW Class A common shares upon exchange of the PIES, and sufficient DSW common shares will continue to be subject to liens and/or contractual obligations to enable us to satisfy our obligations to the warrantholders to deliver DSW Class A common shares upon exercise of the warrants. Retail Ventures will continue to be subject to usual and customary restrictive covenants under the Value City Revolving Loan, including those restricting the payment of cash dividends and the making of other distributions to Retail Ventures in excess of $5.0 million in the aggregate.

General
      Value City. Value City is a full-line, value-price retailer carrying men’s, women’s and children’s apparel, accessories, jewelry, shoes, home fashions, electronics and seasonal items. Located in the Midwest, Mid-Atlantic and Southeastern United States and operating for over 80 years principally under the name Value City, this segment’s strategy has been to provide exceptional value by offering a broad selection of brand name merchandise at prices substantially below conventional retail prices. In the past year, Value City has modified its merchandising strategy to increase the percentage of fashionable brand name in-season and private label merchandise and to increase the percentage of all-season, regularly in stock merchandise, while refining the offerings of special merchandise purchases to provide appropriate quantities and quality. This strategy modification is in process, and is expected to impact all merchandise categories by the end of 2006. We expect this will provide Value City customers, known as “guests,” a significantly improved combination of today’s fashions, basic products and deeply discounted special promotions, all at low prices, while still allowing customers the experience of “treasure hunting” for special, deal-based offerings. Value City believes that this enhanced combination of fashion and value will provide a distinctive shopping opportunity for its guests. In 2005, Value City also made significant changes in its merchandise displays, store operations and marketing strategy. As of April 29, 2006, there were 113 Value City stores in operation.
      DSW. DSW is a leading U.S. specialty branded footwear retailer operating 204 shoe stores in 33 states as of April 29, 2006. It offers a wide selection of brand name and designer dress, casual and athletic footwear for women and men. DSW’s typical customers are brand-, quality- and style-conscious shoppers who have a passion for footwear and accessories. DSW’s core focus is to create a distinctive store experience that satisfies both the rational and emotional shopping needs of its customers by offering them a vast, exciting selection of in-season styles combined with the convenience and value they desire. DSW believes this combination of selection, convenience and value differentiates it from its competitors and appeals to consumers from a broad range of socioeconomic and demographic backgrounds.
      Filene’s Basement. Filene’s Basement stores are located primarily in major metropolitan areas in the Northeast and Midwest. Filene’s Basement’s mission is to provide the best selection of stylish, high-end designer and famous brand name merchandise at surprisingly affordable prices in men’s and women’s apparel, jewelry, shoes, accessories and home goods. Filene’s Basement’s focuses on serving the customer with discriminating fashion taste who appreciates an excellent value. These stores have a large selection of upscale designer and better-branded merchandise, including couture items imported directly from the fashion capitals of Europe. Famous for its unique bridal dress promotions, now hailed as the “Running of the Brides”tm, Filene’s Basement believes that it is also distinctive in its offering of great fashion, high quality and affordable prices. As of April 29, 2006, there were 26 Filene’s Basement stores in operation.

PRICE RANGE OF DSW CLASS A COMMON SHARES
      DSW completed its initial public offering on July 5, 2005. DSW Class A common shares are listed for trading under the ticker symbol “DSW” on the NYSE. The following table sets forth the high and low sales prices of DSW Class A common shares as reported on the NYSE Composite Tape during the periods indicated. As of April 29, 2006, there were 5 holders of record of DSW Class A common shares and one holder of record of DSW Class B common shares.

	High	Low

Fiscal 2005:
Second Quarter	$27.50	$23.11
Third Quarter	27.32	17.50
Fourth Quarter	28.10	20.00
Fiscal 2006:
First Quarter	32.61	26.32
Second Quarter (through July 13, 2006)	37.39	28.26

DESCRIPTION OF THE PIES
      Our      % Mandatorily Exchangeable Notes Due                     , 2011, which we refer to as PIES, exchangeable into DSW Class A common shares, will be issued under an indenture, to be dated as of                     , 2006, between Retail Ventures, Inc. and HSBC, as trustee. We have summarized all material provisions of the PIES and the indenture below. This summary is not complete and is subject to, and is qualified in its entirety by reference to, all provisions of the PIES and the indenture. The form of the indenture and the PIES will be filed as an exhibit to the registration statement of which this prospectus forms a part and you should read the PIES and the indenture for provisions that may be important to you. See “Where You Can Find More Information” for more information on how to obtain copies.
      In this summary, “RVI,” “we,” “our” or “us” means solely Retail Ventures, Inc. and not any of its respective subsidiaries.
      The PIES are obligations of RVI. DSW will have no obligation of any kind with respect to the PIES.
Brief Description of the PIES
      The PIES will:

•	be limited to $125.0 million aggregate principal amount ($143.75 million aggregate principal amount if the underwriter exercises in full its option to purchase additional PIES);

•	be our direct, senior obligations, ranking equally in right of payment with our existing and future senior debt, senior in right of payment to our future subordinated debt, effectively junior to our other existing and future secured debt to the extent of the value of the assets securing that debt, and effectively subordinate in right of payment to the existing and future debt and other liabilities of our subsidiaries;

•	be entitled to coupon payments at a rate of % per year, payable quarterly in arrears, on , , , and of each year, commencing on , 2006;

•	unless the exchange has been accelerated as described below under “— Early Exchange upon Cash Merger” or “— Events of Default; Waiver,” entitle each holder thereof to receive on , 2011, for each $50 principal amount thereof, a number of DSW Class A common shares equal to the “exchange ratio” as described below under “— Exchange of the PIES” or, if we so elect, the cash equivalent thereof or a combination of cash and DSW Class A common shares; and

•	be initially secured by a pledge of that number of our DSW Class B common shares (which are exchangeable for DSW Class A common shares) equal to the maximum number of DSW Class A common shares deliverable by us upon exchange of the PIES.
      Following certain events, the PIES will be exchangeable for other property in lieu of or in addition to DSW Class A common shares as described below under “— Exchange Adjustments.” If such an adjustment event has occurred, references herein to DSW Class A common shares shall be deemed to refer to all such exchange property.
      Neither we nor any of our subsidiaries will be subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries will be restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities, and neither we nor any of our subsidiaries will be subject to any covenants in the indenture that limit or restrict our business or operations. You are not afforded any financial covenant protection under the indenture in the event of a highly leveraged transaction, a recapitalization transaction or a change in control of RVI. The PIES will not be guaranteed by any of our subsidiaries.
      We may not redeem the PIES prior to the maturity date, and you will not have the option to cause us to repurchase the PIES or to exchange the PIES for DSW Class A common shares and/or cash prior to the maturity date, except that exchange of the PIES may be accelerated as described below under “— Early Exchange upon Cash Merger” or “—Events of Default; Waiver.” No sinking fund is provided for the PIES, and the PIES will not be subject to defeasance.

      The PIES initially will be issued in book-entry form only in denominations of $50 principal amount and whole multiples thereof. Beneficial interests in the PIES will be shown on, and transfers of beneficial interests in the PIES will be effected only through, records maintained by The Depository Trust Company, or DTC, or its nominee, and any such interests may not be exchanged for certificated PIES except in limited circumstances. For information regarding registration of transfer and exchange of global PIES held in DTC, see “— Book-Entry System.”
      If certificated PIES are issued, you may present them for registration of transfer and exchange, without service charge, at our designated office or agency in New York City, which will initially be the office or agency of the trustee in New York City. Holders may be required to pay for any tax or other governmental charge associated with the transfer or exchange.
Ranking
      The PIES will constitute our direct, senior obligations, ranking equally in right of payment with our existing and future senior debt, senior in right of payment to our future subordinated debt, and effectively subordinate to the existing and future debt and other liabilities, including trade payables and preferred stock, if any, of our subsidiaries. The PIES will be effectively junior to our other existing and future secured debt to the extent of the value of the assets securing that debt. A substantial part of our operations is conducted through our subsidiaries. Certain of our subsidiaries, including Value City and Filene’s Basement, but not DSW or DSWSW, are borrowers and/or guarantors under our loan agreements, including the Value City Revolving Loan, the Intercompany Note and/or the Non-Convertible Loan. The obligations under the Value City Revolving Loan and the Non-Convertible Loan are secured by a lien on substantially all the personal property of RVI and its wholly-owned subsidiaries, except that the assets of DSW and DSWSW do not secure either of these credit facilities, and the common shares of DSW owned by Retail Ventures currently secure the Non-Convertible Loan but not the Value City Revolving Loan. The obligations under these credit facilities are also secured by leasehold interests on certain of the leasehold properties of Value City and Filene’s Basement. The DSW Revolving Loan is secured by substantially all the assets of DSW and DSWSW, including a pledge by DSW of the stock of DSWSW. Our Intercompany Note is currently secured by the capital stock of DSW and Filene’s Basement held by RVI. Upon completion of this offering, the lien on the capital stock of DSW that secures the Intercompany Note, as well as the lien on the capital stock of DSW securing the Non-Convertible Loan, will be released and the approximately $49.7 million remaining balance of the Intercompany Note will be repaid. However, we will pledge sufficient DSW common shares to the collateral agent for the PIES to enable us to satisfy our obligations to deliver DSW Class A common shares upon exchange of the PIES, and sufficient DSW common shares will continue to be subject to liens and/or contractual obligations to enable us to satisfy our obligations to the warrantholders to deliver DSW Class A common shares upon exercise of the warrants. Claims of unsecured creditors of such subsidiaries, including trade creditors, and claims of preferred shareholders, if any, of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of RVI, including holders of the PIES. The PIES, therefore, are effectively subordinated to creditors, including trade creditors, and preferred shareholders, if any, of our subsidiaries.
      Our exchange obligations under the PIES will initially be secured by a pledge of that number of DSW Class B common shares (or other exchange property) equal to the maximum number of DSW Class A common shares (or other exchange property) deliverable by us upon exchange of the PIES.
      As of April 29, 2006, we had aggregate direct consolidated debt of: $182.0 million, comprised of: $103.5 million under the Value City Revolving Loan; $50.0 million under the Non-Convertible Loan; and $28.5 million in capital lease obligations of Value City. The Value City Revolving Loan and the Non-Convertible Loan are secured credit facilities. There were no outstanding direct borrowings under the DSW Revolving Loan, which is also a secured credit facility.
      As of the same date, we had $79.1 million and $141.0 million of additional capacity under the Value City Revolving Loan and the DSW Revolving Loan, respectively, and there were $18.6 million and $9.0 million in letters of credit issued and outstanding under these loan facilities, respectively.

      Our revolving credit agreement requires that we obtain the prior consent of our senior lenders before making any payments of cash or other property with respect to the PIES, other than coupon payments, if these payments come from any source other than the collateral pledged with the collateral agent for the PIES.
Coupon Payments
      We will make coupon payments in respect of the PIES at the fixed annual rate of      % of the principal amount of the PIES. Coupon payments will accrue from                     , 2006 or from the most recent date to which coupons have been paid or duly provided for, and will be payable quarterly in arrears on                     ,                     ,                     ,                     and                     of each year, commencing on                     , 2006.
      Coupon payments payable for any full coupon period will be computed on the basis of a 360-day year of twelve 30-day months and for any period other than a full coupon period will be computed on the basis of the actual number of days elapsed during the period and a 365-day year.
      Coupon payments, other than the coupon payment that coincides with the maturity date, in respect of each PIES will be payable to the person in whose name the PIES is registered on the books and records of the trustee at 5:00 p.m., New York City time, on the relevant record dates, which, will be 15 calendar days prior to the relevant payment date, and we shall have the right to make payments by check mailed to the address of the holder as of the relevant record date or by wire transfer to an account appropriately designated by the holder entitled to payment. The coupon payable on the maturity date will be payable to holders presenting the PIES for mandatory exchange at maturity.
      If any date on which coupon payments are to be made is not a business day, then payment of the coupon payable on that date will be made on the next succeeding day that is a business day, and no coupon will be paid in respect of the delay. A “business day” means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in New York City are permitted or required by any applicable law to close.
Exchange of the PIES
      Unless the exchange has been accelerated as described below under “— Early Exchange upon Cash Merger” or “— Events of Default; Waiver,” we will deliver to holders of PIES on                     , 2011, which we refer to as the maturity date, with respect to each $50 in principal amount of PIES, a number of DSW Class A common shares equal to the “exchange ratio.” We refer to the date of exchange of the PIES, whether on the maturity date or an earlier date pursuant to a cash merger (as defined under “— Early Exchange upon Cash Merger”) or acceleration following an event of default, as the exchange date. With respect to an exchange on the maturity date, however, we may elect, upon 25 business days’ prior notice to the trustee and to the holders, to settle all or part of our obligation in cash in lieu of delivering the DSW Class A common shares. We refer to this election as the full or partial cash settlement alternative.
      If we elect the full cash settlement alternative, we will pay to the holders, with respect to each $50 in principal amount of PIES, an amount of cash equal to the applicable market value (as defined below) of DSW Class A common shares multiplied by the exchange ratio. If we elect the partial cash settlement alternative, we will deliver to the holders, with respect to each $50 in principal amount of PIES, a combination of cash and DSW Class A common shares in the proportion or amount specified in the notice.
      In all cases, the exchange ratio will be calculated, subject to adjustment as described below under “— Exchange Adjustments,” with respect to each $50 in principal amount of PIES, as set forth below:

•	If the applicable market value of DSW Class A common shares is equal to or greater than the threshold appreciation price of $ , which is % above the initial price of $ , the exchange ratio will be shares.

•	If the applicable market value of DSW Class A common shares is less than the threshold appreciation price but greater than the initial price, the exchange ratio will be equal to $50 divided by the applicable market value, which is between and shares.

•	If the applicable market value of DSW Class A common shares is less than or equal to the initial price, the exchange ratio will be shares.
      Accordingly, if the market price for DSW Class A common shares increases between the date of this prospectus and any exchange date such that the applicable market value is greater than the threshold appreciation price, the aggregate market value of the DSW Class A common shares delivered upon exchange of each PIES will be greater than the $50 principal amount of the PIES. In addition, if the market price for DSW Class A common shares increases between the date of this prospectus and any exchange date such that the applicable market value is equal to or less than the threshold appreciation price and equal to or greater than the initial price, the aggregate market value of the DSW Class A common shares delivered upon exchange of each PIES will be equal to the $50 principal amount of the PIES. Finally, if between the date of this prospectus and any exchange date the market price for DSW Class A common shares decreases such that the applicable market value of the DSW Class A common shares is less than the initial price, the aggregate market value of the DSW Class A common shares delivered upon exchange of each PIES will be less than the $50 principal amount of the PIES. The preceding statements assume that there has been no partial early exchange of the PIES upon a cash merger (as defined below under “— Early Exchange upon Cash Merger”).
      “Applicable market value” means the average of the volume weighted average prices per DSW Class A common share during the 20 consecutive trading day period ending on the third trading day immediately preceding the exchange date (which shall be the maturity date unless the exchange is accelerated pursuant to a cash merger or an event of default), subject to adjustment as described below under “— Exchange Adjustments.”
      A “trading day” means a day during which (i) trading in DSW Class A common shares generally occurs on the principal United States national or regional securities exchange or association or over-the-counter market on which DSW Class A common shares are listed or admitted to trading and (ii) there is no market disruption event.
      A “market disruption event” means (i) a failure by the principal United States national or regional securities exchange or association or over-the-counter market on which DSW Class A common shares are listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any trading day for DSW Class A common shares for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the securities exchange or association or over-the-counter market or otherwise) in DSW Class A common shares or in any options, contracts or future contracts relating to DSW Class A common shares.
      “Volume weighted average price” of DSW Class A common shares on any date of determination means the volume weighted average price per DSW Class A common share on the NYSE on such date as displayed on Bloomberg key strokes “DSW Equity VAP” or any successor or replacement page. If DSW Class A common shares are not listed on the NYSE, the volume weighted average price of DSW Class A common shares shall be determined by reference to the Bloomberg Financial Markets page that reports such information with respect to DSW Class A common shares for the national or regional securities exchange or association, or the over-the-counter market that is the primary market for the trading of DSW Class A common shares. If such information is not available on any Bloomberg Financial Markets page, the volume weighted average price shall be the closing price of DSW Class A common shares on the date of determination.
      The “closing price” of DSW Class A common shares on any date of determination means:

•	the closing sale price of DSW Class A common shares on the NYSE on that date (or, if no closing sale price is reported, the last reported sale price);

•	if DSW Class A common shares are not listed for trading on the NYSE, the closing sale price (or, if no closing sale price is reported, the last reported sale price) as reported in the composite transactions for the principal United States national or regional securities exchange or association on which DSW Class A common shares are so listed;

•	if DSW Class A common shares are not so listed on a United States national or regional securities exchange or association, the last sale price of DSW Class A common shares as reported by the Nasdaq Stock Market;

•	if the DSW Class A common shares are not so reported, the last quoted bid price for DSW Class A common shares in the over-the-counter market as reported by Pink Sheets LLC or similar organization; or

•	if the last quoted bid price is not so available, as determined by a nationally recognized investment banking firm retained by us for this purpose.
The closing sale price will be determined without reference to extended or after hours trading.
      No fractional DSW Class A common shares (or any fractional units of other exchange property) will be delivered upon exchange of the PIES. In lieu of any fractional shares (or units of other exchange property), such holder shall receive an amount in cash equal to the fractional share (or unit of other exchange property) multiplied by the applicable market value (which, in the case of units of other exchange property, shall be the applicable market value as described under “— Exchange Adjustments — Other Exchange Adjustment Provisions” below).
Hypothetical Exchange Amounts
      For illustrative purposes only, the following table shows the number of DSW Class A common shares that a holder would receive upon exchange for $50 principal amount of the PIES at various applicable market values of DSW Class A common shares. The table assumes that there will be no exchange adjustments as described below under “— Exchange Adjustments” and that we will not elect to deliver cash in lieu of any DSW Class A common shares. The actual applicable market value of DSW Class A common shares may differ from those set forth in the table below. Given an initial price of $          and a threshold appreciation price of $          , a holder of PIES would receive on or shortly after the exchange date the number of DSW Class A common shares per $50 principal amount of PIES set forth below:

Applicable Market Value
Multiplied by the
	Number of DSW Class A	Number of DSW
Applicable Market Value	Common Shares	Class A Common Shares

$		$
$		$
$		$
$		$
$		$
$		$
$		$
Early Exchange upon Cash Merger
      Prior to the maturity date, if DSW is involved in a merger, reclassification or sale of all or substantially all of its assets, which we refer to collectively as a merger, in which 30% or more of the consideration for the DSW Class A common shares consists of cash or cash equivalents, which we refer to as a cash merger, the exchange of all outstanding PIES will be accelerated to the early exchange date with respect to such cash consideration: fully if 100% of the consideration is cash or cash equivalents and partially if less than 100% of the consideration is cash or cash equivalents. We refer to this as early exchange.
      The percentage of merger consideration consisting of cash or cash equivalents shall be determined by reference to the actual amount of cash or cash equivalents received by us, as a DSW shareholder, per DSW

Class A common share in such cash merger; provided that if DSW shareholders are entitled to elect the consideration received, such percentage shall be determined by reference to the weighted average of the amount of cash or cash equivalents received by holders of DSW Class A common shares that affirmatively make an election.
      On the early exchange date, we will deliver to the trustee for the benefit of each holder of the PIES the amount of cash or cash equivalents that such holder would have been entitled to receive in the cash merger for the DSW Class A common shares such holder would have held if such holder had exchanged the PIES immediately before the cash merger. This amount will equal the number of DSW Class A common shares such holder will be assumed to have received multiplied by the amount of cash received per DSW Class A common share in the cash merger. The number of DSW Class A common shares such holder will be assumed to receive in such case will equal the exchange ratio in effect at such time; provided, however, that for purposes of calculating this exchange ratio, the applicable market value of DSW Class A common shares shall mean the average of the volume weighted average prices per DSW Class A common share during the 10 consecutive trading day period ending on the trading day immediately preceding the effective date of the cash merger; we refer to this applicable market value as the merger market value.
      If DSW is involved in a merger in which 100% of the consideration for DSW Class A common shares is cash or cash equivalents, the exchange of all outstanding PIES will be fully accelerated. In addition to the amount of cash or cash equivalents described above, you will receive in cash:

•	accrued and unpaid coupon to, but not including, the early exchange date; and

•	the present value of all future coupon payments that would have been payable for the period from, and including, the early exchange date to, but excluding, the maturity date.
Such present value shall be calculated based on a rate equal to (1) the USD-LIBOR-BBA interest rate (for any period of twelve months or less) or the “offer side” U.S. dollar swap rate (for any period of greater than twelve months) in effect on the exchange date, in each case, with a designated maturity that corresponds most closely to, but is longer than, the period from, and including, such exchange date to, but excluding, the maturity date, plus (2) 1.00%. Upon payment of such amounts following such a merger, we will have no further obligation under the PIES and the PIES will cease to be outstanding.
      Our revolving credit agreement requires that we obtain the prior consent of our senior lenders before making any payment of cash with respect to the yield maintenance premium.
      If DSW is involved in a cash merger in which less than 100% of the consideration for DSW Class A common shares is cash or cash equivalents, the exchange of all outstanding PIES will be partially accelerated. Upon a partial acceleration of the exchange:

•	you will receive the amount of cash or cash equivalents described above;

•	the PIES will remain outstanding;

•	there will be no decrease in the amount of coupon payable on the PIES; and

•	the PIES will be subject to exchange on the maturity date with respect to the portion of merger consideration that is not early exchanged pursuant to the foregoing provisions.
      In connection with a partial acceleration, at the time of the delivery of the amount of cash or cash equivalents described above, we will adjust the initial price and the threshold appreciation price by multiplying each by a fraction, the numerator of which is the merger market value minus the amount of the cash or cash equivalents received per DSW Class A common share in such cash merger and the denominator of which is the merger market value. We will also adjust the calculation of the exchange ratio for purposes of the second prong of the determination of the exchange ratio by multiplying the $50 set forth therein by the fraction set forth in the preceding sentence. Such adjustments will be in addition to any other adjustments to the exchange ratio (and to the extent required, applicable market value), required as set forth under “— Exchange Adjustments.”

      We will provide each holder with a notice of the completion of a cash merger promptly following the receipt by holders of DSW Class A common shares of the consideration from such cash merger. The notice will specify:

•	whether the exchange is fully or partially accelerated, and, if partially accelerated, the percentage of merger consideration consisting of cash or cash equivalents;

•	the early exchange date, which shall be a date no more than 15 calendar days after the date of the notice; and

•	the formula for determining the applicable exchange ratio and the amount of cash or cash equivalents receivable by the holder upon exchange.
      So long as the PIES are evidenced by one or more global PIES deposited with DTC, procedures for early exchange upon a cash merger will also be governed by standing arrangements between DTC and the trustee.
Exchange Adjustments
      Dilution Events. The initial price, the threshold appreciation price and the exchange ratio will be subject to adjustment, without duplication, upon the occurrence of certain events, including the following:

(a) any dividend or distribution consisting of DSW Class A common shares on DSW Class A common shares;

(b) any subdivision or combination of DSW Class A common shares; and

(c) any issuance to all or substantially all holders of DSW Class A common shares of rights, warrants, purchase contracts or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, at any time on or prior to the exchange date, to subscribe for or purchase DSW Class A common shares at less than the current market price (as defined below) thereof on the date of issuance of such rights, warrants, purchase contracts or options.
      The “current market price” per DSW Class A common share on any day means the average of the daily closing prices for the ten consecutive trading days up to, but excluding, the earlier of the day of determination and the day before the “ex date” with respect to the issuance requiring the computation. For purposes of this paragraph, the term “ex date,” when used with respect to any issuance, will mean the first date on which the DSW Class A common shares trade in regular way on the applicable exchange or in the applicable market from which the closing price was obtained without the right to receive the issuance.
      Adjustments to the exchange ratio will be calculated to the nearest 1/10,000th of a share. Except as provided in the next sentence, no adjustment in the exchange ratio will be required unless the adjustment would require an increase or decrease of at least 1.0% in the exchange ratio. Any lesser adjustment will be carried forward and will be made at the time of and together with any subsequent adjustment, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1.0% of the exchange ratio; provided, however, that regardless of whether such aggregate adjustments amount to 1.0% or more, we will make all such adjustments immediately prior to an exchange date and annually on the anniversary of the original issuance date of the PIES.
      Each adjustment to the initial price, threshold appreciation price and the exchange ratio will also result in an adjustment to the applicable market value to the extent an adjustment occurs during a 20 consecutive trading day period in which the applicable market value is being calculated.

      Adjustment Events. The type of property deliverable upon exchange of the PIES, which we refer to as the exchange property, will be adjusted, without duplication, upon the occurrence of certain events, which we refer to as adjustment events, including the following:

(a) any distribution to all or substantially all holders of DSW Class A common shares of evidences of DSW’s indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (a) or (c) above under “— Dilution Events,” and clause (b) below);

(b) any distribution consisting exclusively of cash to all or substantially all holders of DSW Class A common shares; and

(c) any purchase of less than all DSW Class A common shares pursuant to a tender offer or exchange offer made by DSW or any of its subsidiaries, to the extent that the cash and value of any other consideration included in the payment per DSW Class A common share exceeds the closing price per DSW Class A common share on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.

      In the case of an adjustment event described in clause (a) above, the exchange property would include, in addition to the DSW Class A common shares or other exchange property, the amount of indebtedness, shares of capital stock, securities, cash or other property received by a holder of a DSW Class A common share pursuant to such adjustment event.
      In the case of an adjustment event described in clause (b) above, the exchange property would include, in addition to the DSW Class A common shares or other exchange property, an amount in cash equal to the cash distribution.
      In the case of an adjustment event described in clause (c) above, the exchange property would include:

•	a fraction of a DSW Class A common share (based on the quotient of the number of DSW Class A common shares outstanding on the date such adjustment event occurs that are not purchased or exchanged in such adjustment event divided by the number of DSW Class A common shares outstanding on the date of such adjustment event immediately prior to the acceptance of DSW Class A common shares tendered in such tender offer or exchange offer), plus

•	the amount of cash or other consideration paid in such tender offer or exchange offer in an amount determined as if the offeror had purchased or exchanged the maximum number of DSW Class A common shares then deliverable under the PIES in the proportion in which all DSW Class A common shares were purchased or exchanged from the holders thereof, whether or not we actually tender or exchange such amount of DSW Class A common shares, divided by the maximum number of DSW Class A common shares then deliverable under the PIES.
In the event a tender offer or exchange offer allows the holder to elect to receive cash or other property, the exchange property shall be deemed to include the kind and amount of cash and other property equal to the weighted average of the amount of cash and other property received by holders of DSW Class A common shares that affirmatively make an election.
      In each of the foregoing three cases, the actual amount of the exchange property deliverable upon exchange of each PIES in the principal amount of $50 will be based on the applicable exchange ratio.
      In addition, if at any time DSW adopts a rights agreement or shareholder rights plan for the purpose of deterring coercive takeover activities, instead of requiring an adjustment to the exchange ratio, the exchange property shall include for each DSW Class A common share, the rights issued per share pursuant to such plan to holders of DSW Class A common shares, which we refer to as anti-takeover rights, regardless of whether such anti-takeover rights are exercisable or have separated from the DSW Class A common shares prior to the exchange date.

      Reorganization Events. If DSW:

•	reclassifies its DSW Class A common shares; or

•	consolidates or merges with or into any person, or sells, leases or conveys or otherwise disposes of all or substantially all of its assets, and the holders of DSW Class A common shares become entitled to receive stock, other securities, or other property or assets (including cash or any combination thereof) with respect to or in exchange for DSW Class A common shares, each of which we refer to as a reorganization event, each outstanding PIES will become, without the consent of the holders of the PIES, exchangeable into, instead of DSW Class A common shares, the kind of stock, other securities, or other property or assets (including cash or any combination thereof) receivable upon such reorganization event (except as otherwise specifically provided, without any coupon thereon and without any right to dividends or distributions thereon that have a record date that is prior to the exchange date) by the holders of DSW Class A common shares immediately prior to the consummation of such reorganization event; provided, that if a cash merger-related early exchange occurs, as described above under “— Early Exchange upon Cash Merger,” the cash or cash equivalents received per DSW Class A common share in the cash merger will not be considered exchange property; provided, further, that the kind and amount of consideration receivable by a holder of DSW Class A common shares in the case of reorganization events that cause DSW Class A common shares to be exchanged for more than a single type of consideration (determined based in part upon any form of shareholder election) will be deemed to be the weighted average of the kinds and amounts of consideration received by the holders of DSW Class A common shares that affirmatively made such an election. The exchange property would be the hypothetical amount of such stock, other securities, or other property and assets (including cash or any combination thereof) that would have been received upon consummation of the reorganization event in exchange for a number of DSW Class A common shares equal to the exchange ratio, subject to the proviso of the preceding sentence. Upon any such reorganization event, an adjustment will be made to the exchange ratio; provided that any anti-takeover rights issued by DSW shall be deemed to have no value for the purpose of determining the applicable adjustments.
      Other Exchange Adjustment Provisions. Following any adjustment event or reorganization event, the actual amount of exchange property delivered upon exchange of the PIES will be calculated based on the aggregate applicable market value of the exchange property at the exchange date. The applicable market value of the exchange property other than cash will be determined with respect to:

•	any publicly-traded securities, based on the volume weighted average price of such securities; and

•	any other property, based on the value of such property, as determined by a nationally recognized investment banking firm retained by us for this purpose;
provided that any anti-takeover rights issued by DSW shall be deemed to have no value for the purpose of calculating the applicable market value of the exchange property. Any adjustments made prior to the date of an adjustment event or reorganization event to the applicable market value of DSW Class A common shares as set forth above under “— Dilution Events,” shall also be made to the applicable market value of the exchange property following any adjustment event or reorganization event.
      If the PIES become exchangeable in whole or in part into any property other than DSW Class A common shares (or if we elect, the cash value thereof), such property will be subject to adjustment in the same manner and upon the occurrence of the same types of events as described above with respect to the DSW Class A common shares.
      We will be required, within ten business days following an adjustment to the exchange ratio or the occurrence of a dilution event, an adjustment event or reorganization event, to provide written notice to the trustee of such occurrence and a statement in reasonable detail setting forth the method by which the adjustment to the exchange ratio or the change in exchange property or the adjustment, if any, to the maximum number of DSW Class A common shares or the maximum amount of exchange property deliverable by us upon exchange of the PIES was determined and setting forth the revised exchange ratio or any changes to the composition of the exchange property or the revised maximum number of DSW Class A common shares or the revised maximum amount of exchange property deliverable by us upon exchange of the PIES, as the case may be.
Collateral Requirement
      Our exchange obligations with respect to the PIES will be secured by a pledge of that number of our DSW Class B common shares equal to the maximum number of DSW Class A common shares or other exchange property deliverable by us upon exchange of the PIES. Initially, we will pledge the maximum number of DSW Class B common shares that is equal to the maximum number of DSW Class A common shares deliverable by us upon exchange of all the PIES initially outstanding. We will pledge the DSW Class B common shares pursuant to a collateral agreement between us and HSBC, as collateral agent, trustee and securities intermediary. Pursuant to the terms of an exchange agreement between us and DSW, we will irrevocably instruct DSW to, upon notice by us, the trustee or the collateral agent that an exchange date will occur, (a) issue, not later than one business day immediately preceding the exchange date, the requisite number of DSW Class A common shares in exchange for the DSW Class B common shares and (b) deposit them in the collateral account.
      At our option, we may at any time substitute DSW Class A common shares for all or any number of DSW Class B common shares in the collateral account, so long as a number of DSW Class A common shares and DSW Class B common shares or combination thereof equal to the maximum number of DSW Class A common shares deliverable by us upon exchange of all the PIES, plus any other exchange property, remains in the collateral account at all times.
      It will be an event of default under the collateral agreement, which we refer to as a collateral event of default, if at any time:

•	the collateral agent does not have a perfected security interest in the collateral we have pledged;

•	the pledged collateral fails to consist of (1) at least the number of DSW Class B common shares or DSW Class A common shares or combination thereof equal to the maximum number of DSW Class A common shares deliverable by us upon exchange of the PIES or (2) if an adjustment event or reorganization event has occurred, at least the maximum amount of exchange property deliverable by us upon exchange of the PIES;

•	the instruction to DSW to exchange the requisite number of DSW Class B common shares for DSW Class A common shares ceases to be in full force and effect; or

•	in connection with a sale, lease or conveyance of all or substantially all of our assets, we exercise our option to irrevocably deposit cash or U.S. treasury securities in an amount that will be sufficient to pay all remaining coupon payments on the PIES (as described below under “Covenants—Merger, Consolidation and Sale”) and the coupon collateral irrevocably deposited becomes insufficient to pay the remaining coupon payments.

The occurrence of a collateral event of default shall constitute an event of default under the indenture.
Covenants
      Merger, Consolidation and Sale. We cannot consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity unless:

•	we are the surviving company in any merger or consolidation; or the successor entity (if other than us) is a corporation or limited liability company organized and existing under the laws of the United States of America, any state of the United States of America or the District of Columbia that expressly assumes all of our obligations under the indenture, the collateral agreement and the PIES;

•	immediately after giving effect to the merger, consolidation, sale, lease or conveyance, no default or event of default has occurred or is continuing; and

•	certain other conditions are met.
      This covenant would not apply to the direct or indirect conveyance, transfer or lease of all or substantially all of the stock, assets or liabilities of any of our wholly-owned subsidiaries to us or to our other wholly-owned subsidiaries. This covenant also would not apply to any recapitalization transaction, a change of control of RVI or a highly leveraged transaction unless such transaction or change of control were structured to include a merger or consolidation or a transfer or lease of all or substantially all of our assets.
      In the event of any transaction described in and complying with the conditions listed in the second preceding paragraph in which we are not the surviving corporation, the successor person formed or remaining shall succeed, and be substituted for, and may exercise every right and power of, RVI, and RVI shall be discharged from its obligations, under the PIES, the collateral agreement and the indenture, except in the case of a lease of all or substantially all of our assets.
      Notwithstanding the foregoing, in connection with a sale, lease or conveyance of all or substantially all of our assets to another entity, under the indenture we may at our option elect not to comply with the foregoing covenant as long as:

•	we continue to validly exist following such sale, lease or conveyance and such sold, leased or conveyed assets do not include any collateral;

•	we provide to the collateral agent for irrevocable deposit in the collateral account cash or U.S. treasury securities in an amount that will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay all remaining coupon payments on the PIES through and including the maturity date;

•	immediately after giving effect to such sale, lease or conveyance, no default or event of default has occurred or is continuing; and

•	certain other conditions are met.
In such event, RVI shall not be discharged from its obligations, and the other party to such transaction shall not succeed to or be substituted for RVI under the PIES, the collateral agreement and the indenture.
      The covenant described above includes a phrase relating to the sale, lease or conveyance of our “all or substantially all of our assets.” There is no precise, established definition of the phrase “all or substantially all” of a company’s assets under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether or not the covenant described above may apply.
      Existence. Except as otherwise permitted under “— Merger, Consolidation and Sale” described above, we will do or cause to be done all things necessary to maintain in full force and effect our legal existence and rights (charter and statutory). We are not, however, required to preserve any right if we determine that it is no longer desirable in the conduct of our business.
Events of Default; Waiver
      The indenture provides that the following events are events of default with respect to the PIES:

•	default in the payment of any coupon payable on the PIES when due that continues for 30 calendar days;

•	failure to deliver the required number of DSW Class A common shares (or other exchange property), or the cash value thereof if we have elected the full or partial cash settlement alternative, upon exchange of the PIES or failure to deliver the required amount of cash on the early exchange date if a cash merger occurs;

•	default in the performance or breach of any of our other covenants or agreements that are contained in the indenture that continues for 60 calendar days after written notice has been provided in accordance with the procedures in the indenture;

•	occurrence of a collateral event of default;

•	failure by us to pay any final judgment of $15.0 million (or its foreign currency equivalent) or more, which final judgment remains unpaid, undischarged and unstayed for a period of more than 60 calendar days after the entry of such judgment; or

•	certain events of bankruptcy, insolvency or reorganization relating to us or any of our significant subsidiaries (which term shall have the meaning specified in Rule 1-02(w) of Regulation S-X and, as of the date of this prospectus, includes DSW).
      In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization relating to us or any of our significant subsidiaries, the exchange of all outstanding PIES will automatically be accelerated without further action or notice on the part of the holders of the PIES or the trustee. If any other event of default under the indenture with respect to the outstanding PIES occurs and is continuing, then the trustee or the holders of not less than 25% of the aggregate principal amount of outstanding PIES may accelerate the exchange of the PIES immediately by written notice thereof to us, and to the trustee if given by the holders.
      Upon acceleration, the PIES shall become immediately due for exchange and shall be exchanged as set forth above under “— Exchange of the PIES,” except that for purposes of calculating the exchange ratio, the applicable market value of DSW Class A common shares shall mean the average of the volume weighted average prices per DSW Class A common share during the 10 consecutive trading day period ending on the trading day immediately preceding the date of acceleration. In addition, the following amounts shall become immediately due and payable: (1) any accrued and unpaid coupon to, but excluding, the date of acceleration, plus (2) a yield maintenance premium equal to the present value of all future coupon payments that would have been payable for the period from, and including, such exchange date to, but excluding, the maturity date, calculated as set forth in “— Early Exchange upon Cash Merger.” Our revolving credit agreement requires that we obtain the prior consent of our senior lenders before making any payment of cash with respect to the yield maintenance premium.
      In order to effect the exchange, the collateral agent will, to the extent permitted by law, as soon as practicable distribute the number of DSW Class A common shares (or other exchange property) pledged by us required to be delivered by us upon exchange of the PIES to the trustee for pro rata distribution to the holders of the PIES. Any excess collateral shall, to the extent permitted by law, but only to the extent necessary to satisfy our obligations referred to in clauses (1) and (2) of the preceding paragraph, be liquidated and delivered as cash to the trustee for pro rata distribution to the holders of the PIES, or, at our option, in lieu of such liquidation, be delivered in kind to the holders with the value thereof to be deemed equal to the applicable market value thereof as determined in accordance with the preceding paragraph.
      The trustee is required to give notice to the holders of the PIES within 90 calendar days of a default under the indenture of which it has actual knowledge unless such default shall have been cured or waived. However, the trustee may withhold notice to the holders of the PIES of any default (except a failure to deliver the required number of DSW Class A common shares (or other exchange property), or the cash value thereof if we have elected the full or partial cash settlement option, upon exchange of the PIES or a default in the payment of coupon), if the trustee, in good faith, determines that the withholding of such notice is in the interests of the holders.
      The indenture provides that no holder of PIES may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy under the indenture, except in the case of failure of the trustee, for 60 calendar days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% of the aggregate principal amount of outstanding PIES, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent any holder of PIES from instituting suit for the enforcement of payment of coupons then due and payable with respect to the PIES on the applicable coupon payment dates or the delivery of DSW Class A common shares (or other exchange property), or the cash value thereof if we have elected the full or partial cash settlement alternative, deliverable upon exchange of the PIES, or the delivery of the required amount of cash on the early exchange date if a cash merger occurs.
      Subject to provisions in the indenture relating to its duties in case of default, the trustee is not under any obligation to exercise any of its rights or powers under the indenture (other than the delivery of shares or other property deliverable under the PIES or the payment of any amounts due under the PIES furnished to it pursuant to the indenture) at the request or direction of any holders of PIES unless the trustee is offered reasonable security or indemnity by the holders of the PIES making the request. Assuming this indemnification provision is met, the holders of not less than a majority of the aggregate principal amount of outstanding PIES will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction that is in conflict with any law or the indenture, that may involve the trustee in personal liability or that may be unduly prejudicial to the holders of PIES not joining in the action.
      Within 120 calendar days after the close of each fiscal year, we must deliver to the trustee a certificate, signed by one of our several specified officers, stating that to the best of the knowledge of the signer thereof, we are in compliance with all the conditions and covenants under the indenture and, in the event of any noncompliance, specifying the nature and status of the noncompliance.
      The holders of a majority in aggregate principal amount of the PIES outstanding may, on behalf of the holders of all the PIES, waive any past default or event of default under the indenture and its consequences, except:

•	our failure to pay a coupon on any PIES when due;

•	our failure to deliver the required number of DSW Class A common shares (or other exchange property), or the cash value thereof if we have elected the full or partial cash settlement alternative, upon exchange of the PIES, or our failure to deliver the required amount of cash on the early exchange date if a cash merger occurs; or

•	our failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding PIES affected.
Modification
      The indenture and the collateral agreement contain provisions permitting us and, in the case of the indenture, the trustee, and in the case of the collateral agreement, the collateral agent, to modify the indenture or the collateral agreement without the consent of the holders of the PIES for any of the following purposes:

•	to evidence the succession of another person to our obligations;

•	to add to the covenants for the benefit of holders or to surrender any of our rights or powers under those agreements;

•	to evidence and provide for the acceptance of appointment of a successor trustee or a successor collateral agent;

•	to make provision with respect to the rights of holders pursuant to adjustments in the exchange ratio, the initial price and the threshold appreciation price and the applicable market value, if applicable, due to dilution events or changes to the exchange property due to adjustment events or reorganization events; or

•	to cure any ambiguity, to cure, correct or supplement any provisions that may be defective or inconsistent with any other provisions of the indenture, or to make any other change that we and the trustee determine is not inconsistent with the Indenture and the PIES, and that will, in all cases, not materially adversely affect the interest of holders.
      The indenture and the collateral agreement contain provisions permitting us and, in the case of the indenture, the trustee, and in the case of the collateral agreement, the collateral agent, with the consent of the holders of not less than a majority of the aggregate principal amount of the PIES at the time outstanding, to modify the terms of the PIES, the indenture and the collateral agreement. However, no such modification may, without the consent of each holder of an outstanding PIES affected by the modification (in addition to a majority of the aggregate principal amount of the PIES at the time outstanding):

•	change any payment date or extend the maturity date of any PIES;

•	reduce the principal amount of any PIES;

•	reduce the number of DSW Class A common shares (or the amount of any other exchange property) deliverable upon exchange of the PIES, change the exchange date or the provisions for cash merger-

related early exchange or otherwise adversely affect the holder’s rights to exchange under the PIES or the indenture;

•	change the amount or type of collateral required to be pledged pursuant to the collateral agreement to secure our obligation under the PIES;

•	change the place or currency of payment or reduce any coupon payments;

•	impair the right to institute suit for the enforcement of the PIES or any coupon payments;

•	change our obligation to maintain an office or agency in New York City; or

•	reduce the above-stated percentage of aggregate principal amount of the outstanding PIES with respect to which consent is required for the modification or amendment of the PIES, the indenture or the collateral agreement or the waiver of an event of default.

Voting and Certain Other Rights
      Holders of PIES will have no rights with respect to the DSW Class A common shares or other exchange property, including, without limitation, voting rights or rights to receive any dividends or other distributions on the DSW Class A common shares, except as set forth under “— Exchange Adjustments.”
Listing of the PIES
      We intend to apply to have the PIES listed on the NYSE under the symbol “RVH.” Approval of our listing application is subject to the PIES meeting the NYSE listing standards, and therefore we cannot assure you that it will be approved. DSW Class A common shares are listed on the NYSE under the symbol “DSW.”
Payments of Unclaimed Moneys
      Moneys deposited with the trustee or any paying agent for the payment of coupons on any PIES or payment with respect to a full or partial cash settlement or payment with respect to a cash merger that remains unclaimed for two years will be repaid to us at our request, unless the law requires otherwise. If you want to claim any unclaimed moneys, you must look to us and not to the trustee or paying agent.
Purchase of PIES by Us or Our Affiliates
      We or our affiliates (including DSW) may from time to time, to the extent permitted by law, purchase any of the PIES that are then outstanding by tender, in the open market or by private agreement. Any PIES purchased by us will be immediately cancelled and no longer outstanding, and collateral securing such PIES may be released to us. Any PIES purchased by our affiliates may not be resold, except in accordance with the securities laws.
Book-Entry System
      We will issue the PIES in the form of one or more fully registered global notes. The global PIES will be deposited upon issuance with, or on behalf of, DTC. DTC will act as depositary. The global PIES will be registered in the name of DTC or its nominee.
      Ownership of beneficial interests in a global PIES will be limited to institutions that have accounts with DTC, or participants, and to persons that may hold interests through the participants. Beneficial interests in a global PIES will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and participants for that global PIES. The conveyance of notices and other communications by DTC to participants and by participants to owners of beneficial interests in the PIES will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.
      DTC holds the securities of participants and facilitates the clearance and exchange of securities transactions among participants through electronic book-entry changes in accounts of participants. The electronic book-entry system eliminates the need for physical certificates. Participants include:

•	securities brokers and dealers (including the underwriters);

•	banks;

•	trust companies;

•	clearing corporations; and

•	other organizations (some of which, and/or their representatives, own DTC).
      Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system.
      All payments on the PIES represented by a global PIES and all transfers and deliveries of DSW Class A common shares or exchange property will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the PIES represented by the global PIES for all purposes under the indenture. Accordingly, we and the trustee will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a PIES represented by a global PIES;

•	any other aspect of the relationship between DTC and participants or the relationship between participants and the owners of beneficial interests in a global PIES held through participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.
      The following description of the operations and procedures of DTC is provided solely for your convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or participants directly to discuss these matters.
      DTC has advised us that, upon receipt of any payment or delivery with respect to a global PIES, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments or deliveries in amounts proportionate to their respective beneficial interests in that global PIES as shown on DTC’s records. The underwriter will initially designate the accounts to be credited. Payments and deliveries by participants to owners of beneficial interests in a global PIES will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants.
      A global PIES can only be transferred:

•	as a whole by DTC to one of its nominees;

•	as a whole by a nominee of DTC to DTC or another nominee of DTC; or

•	as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of that successor.
      PIES represented by a global PIES can be exchanged for definitive PIES in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global PIES or at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and, in either case, a successor is not appointed within 90 calendar days;

•	we in our sole discretion determine that the global PIES will be exchangeable for definitive PIES in registered form and notify the trustee of our decision; or

•	an event of default with respect to the PIES represented by that global PIES has occurred and is continuing.
      A global PIES that can be exchanged under the preceding sentence will be exchanged for definitive PIES that are issued in authorized denominations in registered form for the same aggregate amount. Those definitive PIES will be registered in the names of the owners of the beneficial interests in the global PIES as directed by DTC.
      Except as provided above, (1) owners of beneficial interests in such global PIES will not be entitled to receive physical delivery of PIES in definitive form and will not be considered the holders of the PIES for any purpose under the indenture and (2) no PIES represented by a global PIES will be exchangeable for definitive PIES. Accordingly, each person owning a beneficial interest in a global PIES must rely on the procedures of DTC (and if that person is not a participant, on the procedures of the participant through which that person owns its interest) to exercise any rights of a holder under the indenture or that global PIES. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a global PIES.
      Beneficial interests in a global PIES will trade in DTC’s same-day exchange system, subject to certain restrictions on transfer described above, until maturity or until issuance of definitive PIES in registered form as provided for in the indenture.
      We understand that under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global PIES desires to take any action that a holder is entitled to take under the indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take that action and (2) those participants would authorize the beneficial owners owning through those participants to take that action or would otherwise act on the instructions of beneficial owners owning through them.
      DTC has provided the following information to us. DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act of 1934.
Governing Law
      The indenture and the collateral agreement are each governed by and shall be construed in accordance with the laws of the State of New York.
Information Concerning Indenture Trustee and Collateral Agent
      HSBC will be the trustee under the indenture and the collateral agent under the collateral agreement. HSBC is one of a number of banks with which we maintain banking relationships in the ordinary course of business, and HSBC and its affiliates may also provide other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the PIES, the trustee must eliminate such conflict or resign.
Calculations in Respect of the PIES
      Except as otherwise provided herein, we will be responsible for making all calculations called for under the PIES. These calculations include, but are not limited to, determinations of the sale price of the DSW Class A common shares, accrued coupons payable on the PIES and the exchange ratio. We or our agents will make all these calculations in good faith and, absent manifest error, such calculations will be final and binding on holders of the PIES. We will provide a schedule of these calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward these calculations to any holder of the PIES upon the request of that holder.

ACCOUNTING TREATMENT OF THE PIES
      The PIES will be accounted for as debt, with an embedded derivative that will be separated from the host contract and accounted for as a derivative. The derivative will be recorded at fair value with changes in fair value from period to period recorded in earnings. Accordingly, the accounting for the embedded derivative addresses the variations in the fair value of the obligation to settle the PIES when the market value of the DSW Class A common shares exceeds the threshold appreciation price or is less than the initial price. At maturity, the PIES are exchangeable into a variable number of DSW Class A common shares based upon on the applicable market value of DSW Class A common shares, with a floor and a ceiling. If the applicable market value is greater than or equal to the initial price at the time the PIES are settled, the holder of the PIES would receive stock with a value at least equal to the principal amount of the PIES.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      The following is a general summary of the anticipated material U.S. federal income tax consequences relating to the ownership and disposition of the PIES by holders who purchase the PIES in this offering and who hold such PIES as capital assets. This summary is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, persons whose functional currency is not the U.S. dollar, real estate investment trusts, regulated investment companies, or persons who have acquired the PIES as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local, estate and gift, non-U.S. tax, and alternative minimum tax consequences relating to the ownership and disposition of the PIES. Special rules may apply to you if you are a controlled foreign corporation, passive foreign investment company, or an individual who is a United States expatriate and therefore subject to special treatment under the Code. You should consult your own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to you.
You are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the PIES, as well as the applicability and effect of any state, local or foreign tax laws, or any U.S. federal non-income tax laws.
      As used in this discussion, the term “United States holder” refers to a beneficial owner of the PIES that for U.S. federal income tax purposes is:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.
      A “non-United States holder” refers to a beneficial owner (other than a partnership) of the PIES that is not a United States holder. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds PIES, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership holding PIES, or a partner in such a partnership, we urge you to consult your own tax advisor.
General
      No statutory, judicial or administrative authority directly addresses the characterization of the PIES or instruments similar to the PIES for United States federal income tax purposes. As a result, significant aspects of the United States federal income and withholding tax consequences of an investment in the PIES are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PIES and no assurance can be given that the Internal Revenue Service will agree with the treatment described herein. We intend to treat, and by purchasing a PIES, you agree to treat, a PIES for all purposes as a variable prepaid forward contract rather than as a debt instrument. Except where otherwise noted, the remainder of this discussion assumes that this treatment is correct.
      There can be no assurance that the Internal Revenue Service will agree with the foregoing treatment of the PIES, and it is possible that the Internal Revenue Service could assert another treatment and that a court could agree with such assertion. For instance, it is possible that the Internal Revenue Service could seek to apply the regulations governing contingent payment debt obligations, in particular because the PIES in form are debt instruments. Those regulations would require you to accrue interest income at a market rate, notwithstanding the coupon payments actually made, and generally would characterize gain or, to some extent, loss as ordinary rather than capital. The Internal Revenue Service could also assert other characterizations that could affect the timing, amount and character of income or deductions.
United States Holders
      The following discussion is a summary of the anticipated material United States Federal income tax consequences that will apply to you if you are a United States holder of PIES.

Coupon Payments
      Under current law, the treatment of the coupon payments made by us with respect to the PIES is unclear. Such coupon payments should not constitute interest income for U.S. federal income tax purposes but may constitute other income that would be taxable to you when received or accrued, in accordance with your method of tax accounting. To the extent we are required to file information returns with respect to the coupon payments, we intend to report such payments as taxable income to you and the remainder of this disclosure assumes such treatment is correct. You should consult your own tax advisor concerning the treatment of the coupon payments, including the possibility that any such payment may be treated as interest income or as a purchase price adjustment, rebate or payment analogous to an option premium, rather than being includible in income on a current basis. The treatment of the coupon payments could affect your tax basis in PIES or your amount realized upon the sale, exchange or other disposition of PIES. See “— Sale, Exchange or Other Disposition of PIES.”

Sale, Exchange or Other Disposition, or Cash Settlement Upon Maturity
      Upon a sale, exchange or other disposition, or payment upon cash settlement upon maturity of a PIES, you will recognize gain or loss equal to the difference between the amount of cash received and your basis in the PIES. The gain or loss will be treated as capital gain or loss. If you are an individual and have held the PIES for more than one year, any such capital gain will generally be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Your basis in the PIES will generally equal your cost of such PIES. Coupon payments, if any, received by you but not includible in your income should reduce your tax basis in the PIES. See “— Coupon Payments.”
      Although the tax consequences of settling the PIES for a combination of cash and DSW common stock are not entirely clear, in the case of such partial cash settlement, the cash payment received should generally be viewed as proceeds from the sale of a portion of the PIES and treated in the manner described above, and the DSW common stock received should generally be treated as described below under “— Physical Settlement Upon Maturity.” You should consult your tax advisor regarding the treatment of such partial cash settlement.

Physical Settlement Upon Maturity
      Upon settlement at maturity of a PIES in shares of DSW common stock, although the matter is not free from doubt, we intend to take the position that you will not recognize gain or loss on the purchase of the stock. You will have a tax basis in such stock equal to your tax basis in your PIES, and will have a holding period in the DSW common stock beginning on the date after the stated maturity date of your PIES. You will recognize capital gain or loss with respect to cash received in lieu of a fractional share of such stock.

Non-United States Holders
      The following discussion is a summary of the anticipated material United States federal income and withholding tax consequences that will apply to you if you are a non-United States holder of PIES.

Coupon Payments
      We will generally withhold tax at a 30% rate on coupon payments paid on the PIES, unless such rate is reduced or eliminated by an “other income” or similar provision of an applicable U.S. income tax treaty and the relevant certification requirements are satisfied. However, coupon payments that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to your United States permanent establishment, are not subject to the withholding tax if the relevant certification requirements are satisfied, but instead are subject to United States federal income tax.

Sale, Exchange or Other Disposition, or Cash Settlement Upon Maturity
      Based on the treatment of the PIES described above, any gain or income realized upon the sale, exchange or other disposition of a PIES generally will not be subject to United States federal income tax unless (i) the gain or income is effectively connected with a trade or business in the United States of a non-United States holder, (ii) in the case of a non-United States holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition, and certain other conditions are met or (iii) DSW is a United States real property holding corporation, as defined in Section 897(c)(2) of the Code. DSW does not believe that it has been, is currently or is likely to be a U.S. real property holding corporation for U.S. federal tax purposes.
      Based on the treatment of the PIES described above, you should not be subject to United States federal withholding tax for payments on any sale, exchange or other disposition or payment upon maturity of the PIES or on payments received at maturity in respect of the PIES, provided that DSW is not a United States real property holding corporation.
      As discussed above, alternative characterizations of a PIES for United States federal tax purposes are possible, which could result in the imposition of United States federal income or withholding tax on the sale, exchange or other disposition of a PIES. You should consult your own tax advisor regarding the United States federal income and withholding tax consequences of an investment in the PIES.

CERTAIN ERISA CONSIDERATIONS
      Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans that are subject to Title I of ERISA, as well as individual retirement accounts and other plans subject to Section 4975 of the Code or any entity deemed to hold assets of a plan subject to Title I of ERISA or Section 4975 of the Code (each of which we refer to as a “Plan”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code, or “Parties in Interest,” with respect to such Plans. If we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership of our subsidiaries), the purchase and holding of the PIES by or on behalf of the Plan may be a prohibited transaction under Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available under an applicable administrative exemption or there were some other basis on which the transaction was not prohibited.
      Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) or ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under federal, state, local, non-U.S or other laws or regulations that are similar to such provisions of Section 406 of ERISA or Section 4975 of the Code (which we refer to as “Similar Laws”).
      Accordingly, each purchaser or transferee, by its purchase or holding of such PIES, shall be deemed to have represented and covenanted that either it is not purchasing or holding the PIES for or on behalf of, a Plan or other plan subject to Similar Law, or such purchase will not give rise to a non-exempt prohibited transaction described in Section 406 of ERISA or Section 4975(c)(1) of the Code for which a statutory or administrative exemption is unavailable or a violation of applicable Similar Law.
      The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the PIES on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of Section 406 of ERISA and Section 4975 of the Code and any other provision under any applicable Similar Law and the availability of exemptive relief applicable to the purchase and holding of the PIES.

UNDERWRITING
      We have entered into an underwriting agreement with Lehman Brothers Inc., as underwriter, pursuant to which, and subject to its terms and conditions, we have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase from us $125,000,000 in aggregate principal amount of PIES.
      The underwriting agreement provides that the underwriter’s obligation to purchase the PIES depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriter.
      Lehman Brothers Inc. has advised us that it intends to offer the PIES initially at the offering price shown on the cover page of this prospectus and to certain dealers at the offering price less a selling concession in each issue not to exceed $           per $50 principal amount of PIES. After the initial offering of the PIES, the underwriter may change the public offering price and the concession to selected dealers.
Option to Purchase Additional PIES
      We have granted to the underwriter an option exercisable for 30 days after the date of the underwriting agreement to purchase an aggregate of up to an additional $18,750,000 principal amount of PIES at the public offering price, less underwriting discounts and commissions shown on the cover page of this prospectus.
Commission and Expenses
      The following table shows the underwriting fees to be paid to Lehman Brothers Inc. by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the option to purchase additional PIES. The underwriting discounts and commissions are equal to           % of the public offering price.

	No Exercise	Full Exercise

Per $50 Principal Amount of PIES	$	$
Total	$	$
      The expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are payable by us. We expect that these expenses will be approximately $2.4 million. The underwriter has agreed to reimburse us for certain of our expenses associated with this offering.
Offering Price Determination
      Prior to this offering, there has been no public market for the PIES. Lehman Brothers Inc. has advised us that it presently intends to make a market in the PIES as permitted by applicable laws and regulations. Lehman Brothers Inc. is not obligated, however, to make a market in the PIES, and it may discontinue this market making at any time in its sole discretion. Accordingly, we cannot assure investors that there will be adequate liquidity or adequate trading market for the PIES.
Listing on New York Stock Exchange
      We intend to apply to list the PIES on the NYSE under the symbol “RVH.” Approval of our listing application is subject to the PIES meeting the NYSE listing standards, and therefore we cannot assure you that it will be approved. The DSW Class A common shares of DSW are listed on the NYSE under the symbol “DSW.”

Price Stabilization and Short Positions
      Lehman Brothers Inc. may engage in short sales and purchases to cover positions created by short sales, stabilizing transactions or purchases for the purpose of pegging, fixing or maintaining the price of the PIES and the DSW Class A common shares in accordance with Regulation M under the Securities Exchange Act of 1934:

•	A short position involves a sale by the underwriter of PIES in excess of the number of PIES the underwriter is obligated to purchase in the offering, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of PIES involved in the sales made by the underwriter is not greater than the number of PIES that the underwriter may purchase by exercising its option to purchase additional PIES. In a naked short position, the number of PIES involved is greater than the number of PIES that it may purchase with its option to purchase additional PIES. The underwriter may close out any short position by either exercising its option and/or purchasing PIES in the open market. In determining the source of PIES to close out the short position, the underwriter will consider, among other things, the price of PIES available for purchase in the open market as compared to the price at which it may purchase PIES through its option. If the underwriter sells more PIES than could be covered by their option, a naked short position, the position can only be closed out by buying PIES in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the PIES in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These stabilizing transactions may have the effect of raising or maintaining the market price of the PIES or DSW Class A common shares or preventing or retarding a decline in the market price of the PIES or DSW Class A common shares. As a result, the price of the PIES or of DSW Class A common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise, and, if commenced, may be discontinued at any time.
      Neither we nor the underwriter make any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the PIES or the DSW Class A common shares. In addition, neither we nor the underwriter make representations that Lehman Brothers Inc. will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distributions
      This prospectus in electronic format may be made available on the Internet site or through other online services maintained by the underwriter or by its affiliates. In these cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of PIES for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.
      Other than this prospectus in electronic format, the information on any underwriter web site and any information contained in any other web site maintained by the underwriter is not a part of this prospectus, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.
Lock-up Agreements
      We and our directors and executive officers, as well as DSW and its directors and executive officers and SSC, have agreed that, unless we receive the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any of DSW Class A common shares or any securities which may be converted into or exchanged for any of DSW’s Class A common shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any of DSW’s Class A common shares for a period of 90 days from the date of the prospectus, other than pursuant to DSW’s equity incentive plans. However, SSC may transfer the warrants it holds as of the date of this prospectus without the prior written consent of Lehman Brothers Inc. These warrants are, at the option of the holder, exercisable into either common shares of Retail Ventures or DSW Class A common shares acquired from Retail Ventures. Retail Ventures may acquire DSW Class A common shares in the following manner: DSW may issue Class A common shares to Retail Ventures in exchange for DSW Class B common shares currently held by Retail Ventures, and Retail Ventures is permitted to transfer such Class A common shares upon exercise of these warrants for DSW Class A common shares by SSC, Cerberus or Millennium, or their permitted transferees.
      The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we or DSW issue an earnings release or announce material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we or DSW announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc.
Indemnification
      We have agreed to indemnify the underwriter against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of certain representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriter may be required to make for these liabilities.
Stamp Taxes
      Purchasers of the PIES offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay taxes or charges, as well as any other consequences that may arise under the laws of the country of purchase.
Other Relationships
      From time to time, Lehman Brothers Inc. and its affiliates have directly and indirectly provided investment and/or commercial banking services to us and DSW, for which they have received customary compensation and expense reimbursement, including, but not limited to, Lehman Brothers Inc.’s provision in June 2005 of financial advisory services to Retail Ventures in connection with the restructuring of Retail Ventures’ existing indebtedness. Lehman Brothers Inc. also acted as lead managing underwriter of the initial public offering of DSW’s Class A common shares, which closed in July of 2005.
      The underwriter and its affiliates may directly or indirectly provide investment and/or commercial banking services to us and DSW in the future, for which we expect to pay them customary compensation and expense reimbursement.

United Kingdom
      This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and

Markets Act 2000 (Financial Promotion) Order 2005, or the “Order” or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The PIES are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such PIES will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
      Lehman Brothers Inc. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the PIES in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the PIES in, from or otherwise involving the United Kingdom.

European Economic Area
      To the extent that the offer of the PIES is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the PIES which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of PIES to the public in that Relevant Member State prior to the publication of a prospectus in relation to the PIES which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of PIES to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of PIES to the public” in relation to any PIES in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the PIES to be offered so as to enable an investor to decide to purchase or subscribe the PIES, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
      In relation to each Relevant Member State, each purchaser of PIES (other than the underwriter) will be deemed to have represented, acknowledged and agreed that it will not make an offer of PIES to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, make an offer of PIES to the public in that Relevant Member State at any time in any circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any PIES in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an “offer of PIES to the public” in relation to any PIES in any Relevant Member State has the same meaning as in the preceding paragraph.

EXPERTS
      The consolidated financial statements, the related financial statement schedules and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Retail Ventures’ Annual Report on Form 10-K for the fiscal year ended January 28, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
      Retail Ventures is represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio, and the underwriters are represented by Debevoise & Plimpton LLP, New York, New York and Simpson Thacher & Bartlett LLP, New York, New York. The validity of the PIES offered in this offering will be passed upon for Retail Ventures by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and the validity of the DSW Class A common shares into which the PIES are exchangeable will be passed upon for Retail Ventures and DSW by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio.
WHERE YOU CAN FIND MORE INFORMATION
      Retail Ventures is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information can be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including Retail Ventures. Retail Ventures’ common shares are listed and traded on the NYSE under the symbol “RVI.” These reports, proxy and information statements and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. We maintain a website at http://www.retailventuresinc.com.
      DSW also files reports, proxy and information statements and other information with the Securities and Exchange Commission, and the DSW Class A common shares are also listed on the NYSE under the symbol “DSW.” Accordingly, information about DSW can be inspected and copied in the manner described above.
      Retail Ventures has filed with the Securities and Exchange Commission a registration statement on Form S-3, as amended, under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement, some parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is hereby made to the registration statement and all amendments and exhibits thereto.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The Securities and Exchange Commission allows “incorporation by reference” into this prospectus of information that Retail Ventures files with the Securities and Exchange Commission. This permits Retail Ventures to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus, and any information filed with the Securities and Exchange Commission subsequent to the date of this prospectus and prior to the termination of the offering will automatically be deemed to be incorporated by reference into this prospectus. We incorporate by reference the following documents that have been filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K for the fiscal year ended January 28, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended April 29, 2006;

•	Current Reports on Form 8-K as filed on February 2, 2006, March 14, 2006, April 4, 2006, April 11, 2006 and April 27, 2006;

•	Proxy Statement for the Annual Meeting of Shareholders held on June 15, 2006; and

•	All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus.
      We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Retail Ventures, Inc., 3241 Westerville Road, Columbus, Ohio 43224, (614) 471-4722, Attn: Julia A. Davis.

LOGO

$125,000,000 PIESsm
(Premium Income Exchangeable Securitiessm)
% Mandatorily Exchangeable Notes
Due                         , 2011
(Subject to exchange into Class A common shares
of DSW Inc.)

PROSPECTUS
                        , 2006

Lehman Brothers

“PIES” and “Premium Income Exchangeable Securities” are service marks owned by Lehman Brothers Inc.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth the various costs and expenses, payable by us in connection with the offering of the PIES being registered. All the amounts shown are estimates except for the SEC registration fee:

Securities and Exchange Commission registration fee	$15,381
National Association of Securities Dealers, Inc. filing fee	$15,500
NYSE listing fee	$23,025
Printing and engraving costs	$200,000
Legal fees and expenses	$1,835,000
Accountants’ fees and expenses	$100,000
Blue sky qualification fees and expenses	$30,000
Trustee and collateral agent fees	$15,000
Miscellaneous	$205,000

Total	$2,438,906	*

*	Includes all estimated costs and expenses associated with DSW Class A common shares deliverable upon exchange of the PIES.

Item 15.	Indemnification of Directors and Officers.
      Article SEVENTH of the Retail Ventures’ First Amended and Restated Articles of Incorporation provides as follows:

SEVENTH: Indemnification and Insurance

The Corporation shall indemnify any director, officer, incorporator, or any former director or officer of the Corporation or any person who is or has served at the request of the Corporation as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (and his heirs, executors and administrators) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer, incorporator or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent and according to the procedures and requirements set forth in the Ohio General Corporation Law as the same may be in effect from time to time, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provided for herein shall not be deemed to restrict the right of the Corporation to (i) indemnify employees, agents and others as permitted by such Law, (ii) purchase and maintain insurance or provide similar protection on behalf of the directors, officers, or such other persons against liabilities asserted against them or expenses incurred by them arising out of their service to the Corporation as contemplated herein, and (iii) enter into agreements with such directors, officers, incorporators, employees, agents or others indemnifying them against any and all liabilities (or such lesser indemnification as may be provided in such agreements) asserted against them or incurred by them arising out of their service to the Corporation as contemplated herein.
      Division (E) of Section 1701.13 of the Ohio Revised Code governs indemnification by an Ohio corporation and provides as follows:

(F)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.
      In addition, Retail Ventures has purchased insurance coverage under a policy which insures directors and officers against certain liabilities which might be incurred by them in such capacities.
      Retail Ventures has also entered into indemnification agreements with its directors and officers, the forms of which were included as (i) Exhibit 10.7 to Amendment No. 1 to Form S-1 Registration Statement (file no. 33-40214) filed June 6, 1991, (ii) Exhibit 10.6 to Form S-8 Registration Statement (file no. 333-117341) filed July 13, 2004, and (iii) Exhibit 10.1 to Form 8-K filed December 23, 2005, and are incorporated herein by reference.
      Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement for information concerning the underwriters’ obligation to indemnify us and our officers and directors in certain circumstances.

Item 16.	Exhibits.

1.1	Form of Underwriting Agreement.*
4.1	Form of Mandatorily Exchangeable Notes Due 2011 (included in Exhibit 4.2).*
4.2	Form of Indenture.*
4.3	Form of Collateral Agreement.*
4.4	Exchange Agreement, dated July 5, 2005, between Retail Ventures, Inc. and DSW Inc. Incorporated by reference to Exhibit 10.4 on Form 8-K (file no. 1-10767) filed July 11, 2005.
4.5	Form of Exchange Request by Retail Ventures, Inc. to DSW Inc.*
5.1	Opinion of Vorys, Sater, Seymour and Pease LLP.*
5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
8.2	Form of Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
12.1	Ratio of Earnings to Fixed Charges.†
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5.1).*
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2 and Exhibit 8.2).*
24.1	Power of Attorney.†
25.1	Statement of Eligibility of Trustee on Form T-1.*

*	Filed herewith.

†	Previously filed.

Item 17.	Undertakings.
      (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
      (d) The undersigned registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on July 14, 2006.

RETAIL VENTURES, INC.

By:	/s/ James A. McGrady

James A. McGrady
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on July 14, 2006:

Signature		Title

* Jay L. Schottenstein		Chairman of the Board of Directors

* Heywood Wilansky		President and Chief Executive Officer (Principal Executive Officer) and Director

/s/ James A. McGrady James A. McGrady		Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

* Henry L. Aaron		Director

* Ari Deshe		Director

* Jon P. Diamond		Director

* Elizabeth M. Eveillard		Director

* Lawrence J. Ring		Director

* Harvey L. Sonnenberg		Director

* James L. Weisman		Director

*By:	/s/ James A. McGrady James A. McGrady Attorney-in-fact

INDEX TO EXHIBITS

1.1	Form of Underwriting Agreement.*
4.1	Form of Mandatorily Exchangeable Notes Due 2011 (included in Exhibit 4.2).*
4.2	Form of Indenture.*
4.3	Form of Collateral Agreement.*
4.4	Exchange Agreement, dated July 5, 2005, between Retail Ventures, Inc. and DSW Inc. Incorporated by reference to Exhibit 10.4 on Form 8-K (file no. 1-10767) filed July 11, 2005.
4.5	Form of Exchange Request by Retail Ventures, Inc. to DSW Inc.*
5.1	Opinion of Vorys, Sater, Seymour and Pease LLP.*
5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
8.2	Form of Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
12.1	Ratio of Earnings to Fixed Charges.†
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5.1).*
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2 and Exhibit 8.2).*
24.1	Power of Attorney.†
25.1	Statement of Eligibility of Trustee on Form T-1.*

*	Filed herewith.

†	Previously filed.